SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2006, which includes financial statements for the nine months ended September 30, 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: √	Form 40-F:

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes:	No: √

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2006

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php50.249 to US$1.00, the volume weighted average exchange rate at September 30, 2006 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	September 30,	December 31,	Increase (Decrease)
	2006	2005	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)	(Unaudited)	(Audited)
Consolidated Balance Sheets
Total assets	Php245,663	Php249,713	(Php4,050)	(2)
Property, plant and equipment	170,051	176,974	(6,923)	(4)
Cash and cash equivalents and short-term investments	21,380	32,810	(11,430)	(35)
Total equity	95,900	74,369	21,531	29
Interest-bearing financial liabilities	86,956	116,616	(29,660)	(25)
Notes payable and long-term debt	83,906	103,544	(19,638)	(19)
Net debt to equity ratio(1)	0.65x	0.95x	–	–

	Nine Months Ended September 30,		Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
Consolidated Statements of Income
Revenues and other income	Php95,400	Php92,562	Php2,838	3
Expenses	65,902	59,904	5,998	10
Income before income tax	29,498	32,658	(3,160)	(10)
Net income attributable to equity holders of PLDT	25,744	24,755	989	4
Net income	26,367	24,783	1,584	6
Net income margin	28%	27%	–	–
Earnings per common share – basic	138.71	138.15	0.56	–
Consolidated Statements of Cash Flows
Net cash provided by operating activities	56,018	55,111	907	2
Net cash used in investing activities	25,134	4,578	20,556	449
Capital expenditures	16,872	9,556	7,316	77
Net cash used in financing activities	41,763	44,770	(3,007)	(7)
Operational Data
Number of cellular subscribers	22,929,431	20,788,745	2,140,686	10
Number of fixed lines in service	2,075,941	2,131,861	(55,920)	(3)
Number of broadband subscribers	219,601	89,884	129,717	144
Fixed Line	126,679	77,393	49,286	64
Wireless	92,922	12,491	80,431	644
Number of employees	26,610	18,912	7,698	41
Fixed Line	9,110	9,494	(384)	(4)
Wireless	5,328	5,065	263	5
ICT	12,172	4,353	7,819	180

Exchange Rates	Php per US$

September 30, 2006	Php50.249
December 31, 2005	53.062
September 30, 2005	55.977
December 31, 2004	56.341

______________

(1)      Net debt is derived by deducting cash and cash equivalents and short-term investments from long-term debt.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers; Smart Broadband, Inc., or Smart Broadband (formerly known as Meridian Telekoms, Inc., or Meridian), our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite, ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, and Telesat, Inc., or Telesat, our satellite and very small aperture terminal, or VSAT, operators;

•            Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT-Maratel, Inc., Piltel and Bonifacio Communications Corporation, which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global Corporation, or PLDT Global; and

•            Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc., or ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance Systems, Inc., or Parlance and Vocativ Systems, Inc., or Vocativ; business process outsourcing, or BPO, provided by SPi Technologies, Inc., or SPi; Internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, Ltd., or Digital Paradise Thailand, netGames, Inc., or netGames, Airborne Access Corporation, or Airborne Access, Level Up!, Inc., or Level Up!; and
e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements.

We registered total revenues and other income of Php95,400 million in the first nine months of 2006, an increase of Php2,838 million, or 3%, as compared to Php92,562 million in the same period in 2005 primarily due to an increase in our service revenues and other income of Php2,317 million and Php514 million, respectively.

Expenses increased by Php5,998 million, or 10%, to Php65,902 million in the first nine months of 2006 from Php59,904 million in the same period in 2005, largely resulting from increases in depreciation and amortization, compensation and benefits, and professional and other contracted services, partly offset by lower provisions, cost of sales and financing costs.

Net income attributable to equity holders of PLDT increased by Php989 million, or 4%, to Php25,744 million in the first nine months of 2006 from Php24,755 million in the same period in 2005. Consequently, basic earnings per common share increased to Php138.71 in the first nine months of 2006 from Php138.15 in the same period in 2005.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues and other income, expenses and net income for the nine months ended September 30, 2006 and 2005. Most of our revenues are derived from our operations within the Philippines.

	Wireless	Fixed Line			ICT	Inter-segment Transactions		Total
(in millions)
For the nine months ended September 30, 2006 (Unaudited)
Revenues and other income	Php60,488		Php36,629		Php4,146		(Php5,863)	Php95,400
Service	58,016		35,901		3,788		(5,702)	92,003
Non-service	1,842		71		339		(92)	2,160
Equity share in net income of associates	–		–		1		–	1
Other income	630		657		18		(69)	1,236
Expenses	31,655		35,982		4,128		(5,863)	65,902
Income before income tax	28,833		647		18		–	29,498
Net income for the period	25,757		587		23		–	26,367
Net income attributable to equity holders of PLDT	25,098		586		60		–	25,744

For the nine months ended September 30, 2005 (Unaudited)
Revenues and other income	57,648		36,847		2,423		(4,356)	92,562
Service	54,984		36,696		2,100		(4,094)	89,686
Non-service	1,999		–		248		(94)	2,153
Equity share in net income of associates	–		–		5		–	5
Other income	665		151		70		(168)	718
Expenses	30,307		31,644		2,309		(4,356)	59,904
Income before income tax	27,341		5,203		114		–	32,658
Net income for the period	20,928		3,746		109		–	24,783
Net income attributable to equity holders of PLDT	20,858		3,745		152		–	24,755

Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues and other income	Php2,840	5	(Php218)	(1)	Php1,723	71	(Php1,507)	Php2,838	3
Service	3,032	6	(795)	(2)	1,688	80	(1,608)	2,317	3
Non-service	(157)	(8)	71	100	91	37	2	7	–
Equity share in net income of associates	–	–	–	–	(4)	(80)	–	(4)	(80)
Other income	(35)	(5)	506	335	(52)	(74)	99	518	72
Expenses	1,348	4	4,338	14	1,819	79	(1,507)	5,998	10
Income before income tax	1,492	5	(4,556)	(88)	(96)	(84)	–	(3,160)	(10)
Net income for the period	4,829	23	(3,159)	(84)	(86)	(79)	–	1,584	6
Net income attributable to equity holders of PLDT	4,240	20	(3,159)	(84)	(92)	(61)	–	989	4

Wireless

Revenues and Other Income

Our wireless business segment offers cellular services as well as wireless broadband, satellite, VSAT and other services.

The following table summarizes our service and non-service revenues and other income from our wireless business for the nine months ended September 30, 2006 and 2005 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
(in millions)	(Unaudited)
Wireless services:
Service Revenues
Cellular	Php56,086	93	Php53,416	93	Php2,670	5
Wireless broadband, satellite, VSAT and others	1,930	3	1,568	3	362	23
	58,016	96	54,984	96	3,032	6
Non-service Revenues
Sale of cellular handsets and SIM-packs	1,842	3	1,999	3	(157)	(8)

Other Income	630	1	665	1	(35)	(5)

Total Wireless Revenues and Other Income	Php60,488	100	Php57,648	100	Php2,840	5

Service Revenues

Our wireless service revenues increased by Php3,032 million, or 6%, to Php58,016 million in the first nine months of 2006 compared to Php54,984 million in the same period in 2005, mainly as a result of the growth of Smart’s and Piltel’s subscriber base, an increase in international inbound revenues and a reduction in domestic interconnection costs due to a shift from off-network to on-network voice and data usage. As a percentage of our total wireless revenues and other income, service revenues contributed 96% in the first nine months of 2006 and 2005.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of content costs and discounts given to dealers;

•         monthly service fees from postpaid subscribers, including: (1) charges for calls in excess of allocated free local calls; (2) toll charges for national and international long distance calls; (3) charges for text messages of our service customers in excess of allotted free text messages; and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in the first nine months of 2006 amounted to Php56,086 million, an increase of Php2,670 million, or 5%, from Php53,416 million in the same period in 2005. Cellular service revenues accounted for 97% of our wireless service revenues in the first nine months of 2006 and 2005.

As at September 30, 2006, Smart and Piltel cellular subscribers totaled 22,929,431, an increase of 2,140,686, or 10%, over their combined cellular subscriber base of 20,788,745 as at September 30, 2005. Prepaid subscribers accounted for 99% of our total subscriber base as at September 30, 2006 and 2005. Prepaid and postpaid subscribers totaled 22,618,675 and 310,756 as at September 30, 2006, reflecting net subscriber activations of 2,490,132 and 30,678, respectively, in the first nine months of 2006.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, or amp, Smart Infinity and Smart Kid prepaid. Smart Buddy, amp and Smart Kid prepaid are prepaid services while Smart Gold, Smart Infinity and addict mobile are postpaid services, which are all provided through Smart's digital network. Piltel markets its cellular prepaid service under the brand name Talk ‘N Text which is provided through Smart’s network.

Smart continues to offer products and services that provide value to its subscribers. In 2005, Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text. Under a service branded as Smart 258, subscribers had the option to register for unlimited on-network voice calling or text messaging. Smart 258 has since been modified a number of times, with variations involving changes in load denominations and periods of network availability. The current promotion offers unlimited on-network texting, carrying denominations of Php15, Php30 and Php60 with corresponding expiration periods of one, two and four days. Bucket pricing promotions have now become a key driver for subscriber activations and usage stimulation.

For 2006, Smart has focused on segmenting its market by offering sector-specific, value-driven packages such as All Text – a new variety of top-up providing a fixed number of messages with prescribed validity periods. Current offerings include All Text 10 Bonus, with a suggested retail price of Php12, which gives 15 messages without expiration. All Text 20, on the other hand, provides for 100 on-network messages with a validity period of one day. For voice, the flat rate call promotion allows a subscriber to make an on-network call of up to three minutes for Php10 or extend the call to five minutes for Php15. All Text 10 Bonus and All Text 20 are valid until October 31 and November 9, 2006, respectively, while the flat rate call promotion is valid until November 10, 2006.

Smart likewise has in place various promotions to stimulate international usage. In June 2006, Smart IDD Libre Text Broad was launched wherein subscribers earned one free international text for every minute of IDD calling. In October 2006, this was replaced by International Budget Text packages. These packages, which have limited duration and varying number of allowable messages, enable subscribers to send international text to pre-registered recipients of the subscriber’s choice on supported overseas carriers.

Smart expanded its roster of services with the commercial launch of its 3G services in May 2006. These services include video calling, video streaming, high-speed Internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.

The following table summarizes key measures of our cellular business as at and for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
			Increase
	2006	2005	Amount	%
(in millions)	(Unaudited)

Cellular service revenues	Php56,086	Php53,416	Php2,670	5

By component	54,608	51,947	2,661	5
Voice	26,168	26,158	10	–
Data	28,440	25,789	2,651	10

By service type	54,608	51,947	2,661	5
Prepaid	50,921	48,695	2,226	5
Postpaid	3,687	3,252	435	13

Others(1)	1,478	1,469	9	1
______________

(1)     Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and payphone businesses, revenues from Wolfpac and Smart Money Holdings Corporation and a small number of leased line contracts.

	September 30,
			Increase
	2006	2005	Amount	%
	(Unaudited)

Cellular subscriber base	22,929,431	20,788,745	2,140,686	10
Prepaid	22,618,675	20,509,986	2,108,689	10
Smart	16,238,917	15,502,827	736,090	5
Piltel	6,379,758	5,007,159	1,372,599	27
Postpaid	310,756	278,759	31,997	11

	Nine Months Ended September 30,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
Systemwide traffic volumes (in millions)
Calls (in minutes)	4,208	3,998	210	5
Domestic	2,578	2,804	(226)	(8)
International	1,630	1,194	436	37
Inbound	1,509	1,067	442	41
Outbound	121	127	(6)	(5)

Text messages	178,420	60,438	117,982	195
Standard	23,053	28,891	(5,838)	(20)
Bucket Promos	152,654	28,723	123,931	431
Value-Added Services	2,713	2,824	(111)	(4)

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, remained flat at Php26,168 million in the first nine months of 2006 compared to Php26,158 million in the same period in 2005 primarily due to an increase in international inbound revenue and a decrease in interconnection expense, offset by a decrease in domestic voice revenues. The decline in domestic voice revenue may be attributed to the re-channeling of calls to international inbound as a result of continued efforts to curb by-pass activities while the decrease in interconnection expense resulted from a shift to on-net voice usage brought about by various promotions.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php2,651 million, or 10%, to Php28,440 million in the first nine months of 2006 from Php25,789 million in the same period in 2005. Cellular data services accounted for 51% of cellular service revenues in the first nine months of 2006 as compared to 48% in the same period in 2005.

The following table shows the breakdown of cellular data revenues for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Text messaging
Domestic	Php24,156	Php21,429	Php2,727	13
Standard	14,389	19,289	(4,900)	(25)
Bucket Promos	9,767	2,140	7,627	356
International	1,250	1,258	(8)	(1)
	25,406	22,687	2,719	12

Value-added services
Non-Zed(1)	1,714	1,642	72	4
Smart ZedTM	254	405	(151)	(37)
Smart Money	47	68	(21)	(31)
Mobile Banking	3	4	(1)	(25)
Roaming SMS, Pasaload, MMS and WAP	1,016	983	33	3
	3,034	3,102	(68)	(2)
Total	Php28,440	Php25,789	Php2,651	10

_________________

(1) Value-added services developed by Smart on its own platform.

Text messaging-related services contributed revenues of Php25,406 million in the first nine months of 2006, an increase of Php2,719 million, or 12%, compared to Php22,687 million in the same period in 2005, and accounted for 89% and 88% of the total cellular data revenues in the first nine months of 2006 and 2005, respectively. The increase in revenues from text messaging-related services resulted mainly from the ongoing Smart 258 Unlimited Text promotion and its variant bucket-priced text promotional offerings. Text messaging revenues from the various bucket promotions totaled Php9,767 million. Value-added services, which contributed revenues of Php3,034 million in the first nine months of 2006, decreased by Php68 million, from Php3,102 million in the same period in 2005 primarily due to decreased usage of Smart Zed and Smart Money services, partially offset by higher usage of roaming SMS and WAP in the first nine months of 2006 as compared to the same period in 2005. The decline in Smart Zed usage was due to increased competition from other content providers while the decline in Smart Money revenue was on account of reduced usage of Smart Money by dealers as a settlement tool for load transactions.

Standard text messages totaled 23,053 million in the first nine months of 2006, a decrease of 5,838 million, or 20%, from 28,891 million in the same period in 2005 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in the first nine months of 2006 totaled 152,654 million, an increase of 123,931 million as compared to 28,723 million in the same period in 2005.

Subscriber Base, ARPU and Churn Rates

Prepaid subscribers accounted for approximately 99% of our 22,929,431 subscribers as at September 30, 2006, while postpaid subscribers accounted for the remaining 1%. The cellular prepaid subscriber base grew by 10% to 22,618,675 as at September 30, 2006 from 20,509,986 as at September 30, 2005, whereas the postpaid subscriber base increased by 11% to 310,756 as at September 30, 2006 from 278,759 as at September 30, 2005.

Our net subscriber activations for the nine months ended September 30, 2006 and 2005 were as follows:

	Nine Months Ended September 30,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
Prepaid	2,490,132	1,576,248	913,884	58
Smart	1,094,799	1,181,539	(86,740)	(7)
Piltel	1,395,333	394,709	1,000,624	254

Postpaid	30,678	4,265	26,413	619

Total	2,520,810	1,580,513	940,297	59

Revenues attributable to our cellular prepaid service amounted to Php50,921 million in the first nine months of 2006, a 5% increase over the Php48,695 million earned in the same period in 2005. Prepaid service revenues in the first nine months of 2006 and 2005 accounted for 93% and 94%, respectively, of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php3,687 million in the first nine months of 2006, a 13% increase over the Php3,252 million earned in the same period in 2005 and accounted for 7% and 6% of voice and data revenues in the first nine months of 2006 and 2005, respectively.

The following table summarizes our cellular ARPUs for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2006	2005	Amount	%	2006	2005	Amount	%
	(Unaudited)
Prepaid
Smart	Php341	Php352	(Php11)	(3)	Php290	Php290	Php–	–
Piltel	231	255	(24)	(9)	197	209	(12)	(6)
Prepaid – Blended	312	329	(17)	(5)	265	270	(5)	(2)
Postpaid – Smart	1,893	1,850	43	2	1,401	1,335	66	5
Prepaid and Postpaid Blended	333	349	(16)	(5)	280	284	(4)	(1)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers' actual usage of their loads. Gross monthly ARPU for Smart prepaid subscribers in the first nine months of 2006 was Php341, a decrease of 3%, compared to Php352 in the same period in 2005. The average outbound domestic and international voice revenue per subscriber declined in the first nine months of 2006 compared to the same period in 2005, but was offset by an increase in the average text messaging revenue and inbound international revenue per subscriber. On a net basis, ARPU in the first nine months of 2006 and 2005 remained flat at Php290. Gross monthly ARPU for Talk ‘N Text subscribers in the first nine months of 2006 was Php231, a decrease of 9%, compared to
Php255 in the same period in 2005. The decline was attributable to the decrease in the average domestic outbound local voice revenue per subscriber as well as the average domestic inbound revenue per subscriber partly offset by an increase in the average text messaging revenue per subscriber. On a net basis, ARPU in the first nine months of 2006 decreased by 6% to Php197 from Php209 in the same period in 2005.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers increased by 2% to Php1,893 while net monthly ARPU increased by 5% to Php1,401 in the first nine months of 2006 as compared to Php1,850 and Php1,335 in the same period in 2005, respectively. Prepaid and postpaid monthly gross blended ARPU was Php333 in the first nine months of 2006, a decrease of 5%, compared to Php349 in the same period in 2005. Monthly net blended ARPU decreased by 1% to Php280 in the first nine months of 2006 as compared to Php284 in the same period in 2005.

Our quarterly prepaid and postpaid ARPUs for the nine months ended September 30, 2006 and 2005 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net
	(Unaudited)
2006
First Quarter	Php356	Php294	Php245	Php207	Php1,867	Php1,386
Second Quarter	344	294	234	202	1,920	1,414
Third Quarter	323	280	213	184	1,891	1,403

2005
First Quarter	Php356	Php289	Php269	Php220	Php1,767	Php1,257
Second Quarter	357	294	262	212	1,896	1,360
Third Quarter	343	285	234	194	1,889	1,389
Fourth Quarter	370	308	261	220	1,923	1,467

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

We recognize a prepaid cellular subscriber as an active subscriber when that subscriber activated and used the SIM card in the handset, which contained pre-stored air time. The pre-stored air time equivalent to Php1 plus 50 free SMS, can only be used upon purchase or reload of air time of any value. Subscribers can reload their air time by purchasing prepaid “call and text” cards; by purchasing additional air time “over the air” via Smart Load or Smart Load “All Text”; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April but had not reloaded by May 31, this customer would not be counted as a subscriber. The rationale for this change stems from our observance of “SIM-swapping” activities in the market. “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which may result in our subscriber base reflecting a certain number of transient subscribers at any one point in time. In May 2005, we terminated our “SIM swapping” promotions; as a result, our churn rates increased in the third and fourth quarters of 2005 but tapered off beginning the first quarter of 2006.

For Smart prepaid, the average monthly churn rate for the first nine months of 2006 was 3.2% compared to 3.7% in the same period in 2005, while the average monthly churn rate for Talk ‘N Text subscribers was 3.5% in the first nine months of 2006 compared to 4.5% in the same period in 2005.

The average monthly churn rate for Smart's postpaid subscribers for the first nine months of 2006 was 1.2% compared to 2.1% in the same period in 2005. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Wireless Broadband, Satellite, VSAT and Other Services

Our revenues from wireless broadband, satellite, VSAT and other services consist mainly of wireless broadband service revenues for Smart Broadband, rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies, charges for ACeS Philippines’ satellite phone service and service revenues generated from a PLDT Global subsidiary’s mobile virtual network operations. Gross revenues from these services for the first nine months of 2006 amounted to Php1,930 million, an increase of Php362 million, or 23%, from Php1,568 million in the same period in 2005 principally due to the growth in our wireless broadband business.

Smart Broadband offers a number of wireless broadband services with 92,922 subscribers as at September 30, 2006. SmartBro, the fixed wireless broadband service of Smart linked to Smart’s wireless broadband-enabled base stations, allows people to connect to the Internet using an outdoor aerial antenna installed in a subscriber’s home. Wireless broadband revenues contributed Php341 million in the first three quarters of 2006, increasing by Php231 million, or 210%, from Php110 million in the same period in 2005.

Non-service Revenues

Our wireless non-service revenues consist of:

•            proceeds from sales of cellular handsets; and

•            proceeds from sales of cellular SIM-packs.

Our wireless non-service revenues decreased by Php157 million, or 8%, to Php1,842 million in the first nine months of 2006 as compared to Php1,999 million in the same period in 2005 primarily due to lower handset sales. In the first nine months of 2006, activations were driven more by SIM-pack sales.

Other Income

All other income/gains such as rental income and gains on short-term financial investments, which do not fall under service and non-service revenues, are included under this classification. Our wireless business segment generated other income of Php630 million in the first nine months of 2006, a decrease of Php35 million, or 5%, as compared to Php665 million in the same period in 2005.

Expenses

Expenses associated with our wireless business in the first nine months of 2006 amounted to Php31,655 million, an increase of Php1,348 million, or 4%, from Php30,307 million in the same period in 2005. A significant portion of this increase was attributable to higher rent, compensation and benefits, and depreciation and amortization partially offset by lower cost of sales and selling and promotions. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business accounted for 52% and 53% in the first nine months of 2006 and 2005, respectively.

Cellular business expenses accounted for 98% of our wireless business expenses, while wireless broadband, satellite, VSAT and other business expenses accounted for the remaining 2% of our wireless business expenses in the first nine months of 2006 as compared to 96% and 4%, respectively, in the same period in 2005.

The following table summarizes the breakdown of our wireless-related expenses for the nine months ended September 30, 2006 and 2005 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Wireless services
Depreciation and amortization	Php7,948	25	Php7,354	24	Php594	8
Rent	5,157	16	3,696	12	1,461	40
Compensation and benefits(1)	3,928	13	2,907	10	1,021	35
Cost of sales	3,600	11	4,805	16	(1,205)	(25)
Maintenance	2,688	9	2,516	8	172	7
Selling and promotions	2,032	6	2,325	8	(293)	(13)
Financing costs	1,845	6	1,870	6	(25)	(1)
Professional and other contracted services	1,332	4	1,001	3	331	33
Taxes and licenses	754	2	963	3	(209)	(22)
Communication, training and travel	632	2	714	2	(82)	(11)
Insurance and security services	620	2	733	3	(113)	(15)
Provisions	397	1	490	2	(93)	(19)
Amortization of intangible assets	236	1	267	1	(31)	(12)
Other expenses	486	2	666	2	(180)	(27)
Total	Php31,655	100	Php30,307	100	Php1,348	4

__________

(1)     Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php594 million, or 8%, to Php7,948 million in the first nine months of 2006 principally due to an increase in our depreciable asset base and additional depreciation provided for certain equipment amounting to Php527 million and Php360 million for the first nine months of 2006 and 2005, respectively. The useful lives of certain of these equipment have been shortened due to network and equipment upgrade. For further details, see Note 8 – Property, Plant and Equipment to the accompanying unaudited consolidated financial statements.

Rent expenses increased by Php1,461 million, or 40%, to Php5,157 million on account of an increase in domestic fiber optic network, or DFON, facilities leased by Smart from PLDT, higher satellite transmission and site rental expenses. As at September 30, 2006, we had 4,365 GSM cell sites and 6,079 base stations, compared with 4,236 GSM cell sites and 5,831 base stations as at September 30, 2005.

Compensation and benefits expenses increased by Php1,021 million, or 35%, to Php3,928 million primarily due to higher accrued bonuses, employee benefits and long-term incentive costs of Smart. Smart’s employee headcount increased by 259, or 5%, to 5,274 in the first nine months of 2006 as compared to 5,015 in the same period in 2005.

Cost of sales decreased by Php1,205 million, or 25%, to Php3,600 million due to a decrease in volume of phone kits sold and the termination of SIM-swapping activities in May 2005. The breakdown of cost of sales for our wireless business for the nine months ended September 30, 2006 and 2005 is as follows:

	Nine Months Ended September 30,
			Decrease
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Cost of cellular handsets and SIM-packs sold	Php3,454	Php4,623	(Php1,169)	(25)
Cost of satellite air time and terminal units	146	182	(36)	(20)
	Php3,600	Php4,805	(Php1,205)	(25)

Maintenance expenses increased by Php172 million, or 7%, to Php2,688 million mainly on account of higher expenses for electricity and power generation and higher repairs and maintenance costs for network and office facilities.

Selling and promotion expenses decreased by Php293 million, or 13%, to Php2,032 million due to lower spend on billboards, events, merchandising, premium items and prepaid card printing costs.

Financing costs in the first nine months of 2006 amounted to Php1,845 million, a decrease of Php25 million, or 1%, from Php1,870 million in the same period in 2005 due to the combined results of: (1) higher foreign exchange gains recognized in the first nine months of 2006 primarily as a result of the appreciation of the Philippine peso to the U.S. dollar from December 31, 2005 to September 30, 2006; (2) a gain on derivatives in the first nine months of 2006 as against a loss on derivatives recognized in the same period in 2005; (3) lower interest expense, net of capitalized interest; and
(4) higher interest income recorded in the first nine months of 2006 as compared to the same period in 2005. These decreasing effects were partially offset by higher amortization of debt discounts brought about by the prepayment of Piltel’s debt in 2006. The breakdown of our financing costs for our wireless business for the nine months ended September 30, 2006 and 2005 is as follows:

	Nine Months Ended September 30,
			Change
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Accretion on financial liabilities – net	Php2,887	Php2,014	Php873	43
Interest on loans and related items	1,274	1,373	(99)	(7)
Foreign exchange gains – net	(1,322)	(1,049)	(273)	(26)
Dividends on preferred stock subject to mandatory redemption	113	196	(83)	(42)
Financing charges	33	50	(17)	(34)
Loss (gain) on derivative transactions – net	(24)	141	(165)	(117)
Capitalized interest	(205)	(43)	(162)	377
Interest income	(911)	(812)	(99)	12
	Php1,845	Php1,870	(Php25)	(1)

Professional and other contracted services increased by Php331 million, or 33%, to
Php1,332 million primarily due to increased call center, legal, contracted service, market research, management and technical service fees.

Taxes and licenses decreased by Php209 million, or 22%, to Php754 million primarily due to a decrease in Smart’s business-related taxes.

Communication, training and travel expenses decreased by Php82 million, or 11%, to Php632 million due to lower mailing and courier, training, communication and local travel expenses incurred in the first nine months of 2006.

Insurance and security services decreased by Php113 million, or 15%, to Php620 million primarily due to the decrease in site security expenses and lower amortization charges on prepaid insurance contracts.

Provisions decreased by Php93 million, or 19%, to Php397 million primarily due to a decrease in write-down of slow-moving handsets to net realizable values. The breakdown of provisions for the nine months ended September 30, 2006 and 2005 is as follows:

	Nine Months Ended September 30,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Doubtful accounts	Php208	Php149	Php59	40
Write-down of inventories to net realizable values	189	341	(152)	(45)
	Php397	Php490	(Php93)	(19)

Amortization of intangible assets decreased by Php31 million, or 12%, to Php236 million mainly due to a reduction in the amount of intangible assets booked by Smart from the purchase of Smart Broadband following the finalization by an independent appraiser of the valuation work on the intangible assets in December 2005.

Other expenses decreased by Php180 million, or 27%, to Php486 million due to lower various business and operational-related expenses such as office supplies expense.

Provision for Income Tax

Provision for income tax decreased by Php3,337 million, or 52%, to Php3,076 million in the first nine months of 2006 from Php6,413 million in the same period in 2005. In the first nine months of 2006, the effective tax rate for our wireless business was 11% as compared to 23% in the same period in 2005 due to differences in the net movement of deferred tax assets. For 2006, the net movement in deferred tax assets pertains to deferred tax assets recognized in relation to the benefit that would be derived from the disposal of certain of Piltel’s assets with the expected lifting of the Mortgage Trust Indenture restrictions resulting from the full prepayment of its restructured debt on December 4, 2006. Please see Note 6 – Income Tax and Note 8 – Property, Plant and Equipment to the accompanying unaudited consolidated financial statements for further discussion.

Net Income

Our wireless business segment recorded a net income of Php25,757 million in the first nine months of 2006, an increase of Php4,829 million, or 23%, over Php20,928 million registered in the same period in 2005 primarily due to the growth in our cellular service revenues and lower provision for income tax partly offset by an increase in operating expenses.

Fixed Line

Revenues and Other Income

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in the first nine months of 2006 totaled Php36,629 million, a decrease of Php218 million, or 1%, from Php36,847 million in the same period in 2005.

The following table summarizes revenues from our fixed line business for the nine months ended September 30, 2006 and 2005 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Service Revenues
Local exchange	Php12,862	35	Php13,907	38	(Php1,045)	(8)
International long distance	7,434	20	9,369	25	(1,935)	(21)
National long distance	5,117	14	5,329	15	(212)	(4)
Data and other network	9,420	26	7,162	19	2,258	32
Miscellaneous	1,068	3	929	3	139	15
	35,901	98	36,696	100	(795)	(2)
Non-Service Revenues	71	–	–	–	71	100
Other Income	657	2	151	–	506	335
Total Fixed Line Revenues and Other Income	Php36,629	100	Php36,847	100	(Php218)	(1)

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of:

•            flat monthly fees for our postpaid and fixed charges for our bundled services;

•            installation charges and other one-time fees associated with the establishment of customer service;

•            revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and

•            charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business as at and for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)

Total local exchange service revenues (in millions)	Php12,862	Php13,907	(Php1,045)	(8)
Number of fixed lines in service	2,075,941	2,131,861	(55,920)	(3)
Number of fixed line employees	9,110	9,494	(384)	(4)
Number of fixed lines in service per employee	228	225	3	1

Revenues from our local exchange service decreased by Php1,045 million, or 8%, to Php12,862 million in the first nine months of 2006 from Php13,907 million in the same period in 2005. The decrease was primarily due to a 3% decline in the number of fixed lines in service and the appreciation of the peso which required us to make downward adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 35% in the first nine months of 2006 as compared to 38% in the same period in 2005.

Fixed line net reduction in the first nine months of 2006 was 37,858 compared to a net reduction of 20,166 in the same period in 2005. In the first nine months of 2006, prepaid and postpaid fixed lines in service declined by 19,438 and 18,420, respectively. As at September 30, 2006, postpaid and prepaid fixed line subscribers totaled 1,772,477 and 303,464, which accounted for approximately 85% and 15%, respectively, of our total fixed lines in service.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management and subscriber retention strategy. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls, but the rates for prepaid and postpaid fixed line subscribers for national and international long distance calls are the same. A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

In July 2006, PLDT launched Telepwede, a new brand of our prepaid fixed line service. Telepwede subscribers are charged Php2 per local call (for an unlimited duration) and Php5 per hour for Internet connection. Telepwede subscribers can reload for as low as Php145 per month which is inclusive of a Php30 load balance that can be used for outgoing calls and a Php115 access charge for incoming calls.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During the first nine months of 2006, we implemented six downward adjustments and three upward adjustments in our monthly local service rates, while there were four downward adjustments and three upward adjustments for the same period in 2005. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in the first nine months of 2006 was Php52.03 to US$1.00, compared to an average of Php55.15 to US$1.00 in the same period in 2005. This change in the average peso-to-dollar rate translated to a peso appreciation of 6%, which resulted in an average net decrease of approximately 5% in our monthly local service rates in the first nine months of 2006.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•         access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•         outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)

Total international long distance service revenues (in millions)	Php7,434	Php9,369	(Php1,935)	(21)
Inbound	6,220	8,043	(1,823)	(23)
Outbound	1,214	1,326	(112)	(8)

International call volumes (in million minutes, except call ratio)	1,582	1,741	(159)	(9)
Inbound	1,442	1,634	(192)	(12)
Outbound	140	107	33	31
Inbound-outbound call ratio	10.3:1	15.3:1	–	–

Our total international long distance service revenues decreased by Php1,935 million, or 21%, to Php7,434 million in the first nine months of 2006 from Php9,369 million in the same period in 2005 due to the peso appreciation, a decrease in average termination rates for inbound calls and a decline in call volumes largely as a result of alternative means of communications such as e-mailing, texting and Internet telephony. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 20% in the first nine months of 2006 from 25% in the same period in 2005.

Our revenues from inbound international long distance service decreased by Php1,823 million, or 23%, to Php6,220 million due to a decrease in inbound traffic volume by 192 million minutes to 1,442 million minutes in the first nine months of 2006. In addition, the appreciation of the Philippine peso to the U.S. dollar with average rates of Php51.832 during the first nine months of 2006 and Php55.244 during the same period in 2005 contributed to the decrease in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by Php112 million, or 8%, to Php1,214 million in the first nine months of 2006 primarily due to a decline in average revenue per minute as a result of lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and the modified Budget Card, and the peso appreciation in the first nine months of 2006.

On September 15, 2005, we introduced PLDT ID-DSL, a service that allows overseas calls for registered myDSL plan subscribers using a regular PLDT fixed line or a voice pad dialer for as low as US$0.10 per minute or US$0.08 per minute, respectively, depending on the subscribers’ DSL plan/package.

To address the market’s demand for low-priced international calls, PLDT modified the Budget Card, a prepaid call card, offering a reduced IDD rate of Php5 per minute, as a promotional offer starting September 24, 2005, for calls to 89 overseas destinations including the United States, Canada, Japan and China. Beginning March 4, 2006, Budget Card has been further modified to Php3, Php5 and Php8 per minute calls depending on the destination and now has 100 overseas destinations, including Saudi Arabia and other Middle East countries. Budget Cards are sold in denominations of Php200 and Php100, which must be consumed within 30 days from first use.

National Long Distance Service

Our national long distance service revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier;

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and

•               fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our national long distance service revenues and call volumes for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
			Decrease
	2006	2005	Amount	%
	(Unaudited)

Total national long distance service revenues (in millions)	Php5,117	Php5,329	(Php212)	(4)
National long distance call volumes (in million minutes)	1,688	1,827	(139)	(8)

Our national long distance service revenues decreased by Php212 million, or 4%, to Php5,117 million in the first nine months of 2006 from Php5,329 million in the same period in 2005 due to a decrease in call volumes partially offset by a higher average revenue per minute in 2006 due to the change in mechanics in our Php10 per call promotion. In 2005, the Php10 per call promotion was open to all PLDT Group fixed line subscribers nationwide while in 2006, the Php10 per call service was made available only to registered PLDT subscribers for a monthly service fee. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues accounted for 14% and 15% in the first nine months of 2006 and 2005, respectively.

In February 2005, we launched a Php10 per call promotion to PLDT landline subscribers nationwide and for calls to PLDT, Smart and Talk ‘N Text subscribers. This promotion was launched with the objective of determining a more effective tariff structure that would stimulate landline usage. Under the promotion, NDD calls between any PLDT landline subscribers nationwide or to all Smart and Talk 'N Text subscribers were charged Php10 per call instead of being charged on a per minute basis.

In January 2006, PLDT launched the 10-10-10 promotion where we charge a flat rate of Php10 for unlimited calls terminating PLDT to PLDT and Smart and Talk ‘N Text subscribers for a Php50 monthly service fee.

PLDT capped the Php10 per call service to Smart and Talk ‘N Text subscribers to those who registered on or before February 24, 2006. PLDT fixed line subscribers, however, can still register and avail of the unlimited Php10 per call service for national long distance calls within the PLDT network.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband Internet-based data communications, and packet-based communication.

The following table shows salient information about our data and other network service revenues for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
			Increase
	2006	2005	Amount	%
(in millions)	(Unaudited)

Data and other network service revenues	Php9,420	Php7,162	Php2,258	32
Number of PLDT DSL broadband subscribers	118,679	76,059	42,620	56
Number of PLDT Vibe narrowband subscribers	422,135	370,821	51,314	14

Our data and other network services in the first nine months of 2006 posted revenues of Php9,420 million, an increase of Php2,258 million, or 32%, from Php7,162 million in the same period in 2005 primarily due to increases in leased lines, IP-based and switched-based data services, particularly Diginet, PLDT DSL and PLDT Vibe services, respectively. The revenue contribution of this service segment to our fixed line service revenues increased to 26% in the first nine months of 2006 from 19% in the same period in 2005.

Internet-based products are bannered by PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband Internet service is targeted for heavy individual Internet users as well as for small and medium enterprises, while PLDT Vibe, or PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential or individual Internet users. I-Gate, our dedicated leased line Internet access service, on the other hand, is targeted to enterprises and value-added service providers.

PLDT DSL contributed revenues of Php2,299 million during the first nine months of 2006, an increase of Php627 million, or 38%, from Php1,672 million in the same period in 2005. PLDT DSL reached 118,679 subscribers as at September 30, 2006 compared with 76,059 subscribers in the same period in 2005. PLDT DSL offers a number of packages with speeds and monthly fees varying from 256 kbps at Php999 per month to up to 1 Mbps at Php3,000 per month.

PLDT Vibe revenues increased by Php81 million, or 39%, to Php288 million in the first nine months of 2006 from Php207 million in the same period in 2005. As at September 30, 2006, the number of PLDT’s fixed line subscribers accessing PLDT Vibe stood at 422,135, of which 148,392 were exclusive postpaid users, 256,196 were exclusive prepaid users, and 17,547 were both postpaid and prepaid users. As at September 30, 2005, PLDT Vibe subscribers totaled 370,821, of which 136,734 were exclusive postpaid users, 209,530 were exclusive prepaid users, and 24,557 were both postpaid and prepaid users.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional bandwidth offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, among others – continues to provide us with a stable revenue source. Through Diginet, we also provide Smart’s increasing fiber optic and leased line data requirements, which are included under our national data services. Diginet contributed Php4,247 million in our data revenues in the first nine months of 2006, increasing by Php1,458 million, or 52%, from Php2,789 million in the same period in 2005.

We also offer PLDT WeRoam, a wireless broadband service offering running on Smart’s nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT’s extensive IP infrastructure. Some of the recent enhancements to the service are the inclusion of international roaming in key roaming countries all over the globe and national WiFi roaming access. Principally targeted to the corporate market, the service had 8,000 subscribers as at September 30, 2006 and contributed Php56 million in our data revenues, an increase of Php43 million, or 331%, from Php13 million in the same period in 2005.

In June 2006, we introduced Shops.Work UnPlugged, or SWUP, to address the need of retailers and banks for real-time wireless data communication. SWUP is the first bundled solution that makes wireless cashier point-of-sale and wireless card terminals possible. Retailers will now be able to reach out to a bigger market in areas where physical connections are unavailable and expand the banking system with wireless automated teller machines, or ATMs.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In the first nine months of 2006, these revenues increased by Php139 million, or 15%, to Php1,068 million from Php929 million in the same period in 2005. The improvement was mainly due to an increase in rent income primarily from co-location charges on account of more co-location sites coupled with an increase in facility management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in the first nine months of 2006 and 2005.

Non-service Revenues

Non-service revenues of Php71 million recognized under our fixed line business represent proceeds of computer sales in the first nine months of 2006 in relation to our DSL promo.

Other Income

All other income/gains such as rental income, gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. In the first nine months of 2006, our fixed line business segment registered an increase in other income of Php506 million, or 335%, to Php657 million from Php151 million in the same period in 2005 primarily due to higher rental income, income from disposal of property and materials, and gain on sale of fixed assets.

Expenses

Expenses related to our fixed line business in the first nine months of 2006 totaled Php35,982 million, an increase of Php4,338 million, or 14%, as compared to Php31,644 million in the same period in 2005. The increase was primarily due to higher depreciation and amortization, and compensation and benefits partially offset by lower provisions and financing costs.

The following table shows the breakdown of our total fixed line-related expenses for the nine months ended September 30, 2006 and 2005 and the percentage of each expense item to the total:

	Nine Months ended September 30,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Depreciation and amortization	Php15,248	42	Php8,998	28	Php6,250	69
Compensation and benefits(1)	7,519	21	6,216	20	1,303	21
Financing costs	5,331	15	6,218	20	(887)	(14)
Maintenance	2,442	7	2,587	8	(145)	(6)
Selling and promotions	1,345	4	1,329	4	16	1
Rent	1,202	3	1,289	4	(87)	(7)
Professional and other contracted services	682	2	721	2	(39)	(5)
Taxes and licenses	491	2	592	2	(101)	(17)
Provisions	478	1	2,265	7	(1,787)	(79)
Insurance and security services	388	1	504	2	(116)	(23)
Communication, training and travel	369	1	338	1	31	9
Cost of sales	113	–	–	–	113	100
Other expenses	374	1	587	2	(213)	(36)
Total	Php35,982	100	Php31,644	100	Php4,338	14

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php6,250 million, or 69%, to Php15,248 million mainly due to the effect of the change in estimated useful lives of certain property and equipment in line with our upgrade to the next-generation network which resulted in increased depreciation charges of Php6,105 million for the first nine months of 2006, and higher depreciation of our regular asset base from additional completed projects. Please see Note 8 – Property, Plant and Equipment to the accompanying unaudited consolidated financial statements for further discussion.

Compensation and benefits expenses increased by Php1,303 million, or 21%, to Php7,519 million primarily due to the effect of the collective bargaining agreement-related increases in salaries and benefits and an increase in incentive plan-related accruals partially offset by a reduction in headcount due to PLDT’s manpower rightsizing program.

Financing costs decreased by Php887 million, or 14%, to Php5,331 million largely due to lower interest on loans and related items owing to lower debt balances in the first nine months of 2006 compared to the same period in 2005. This decreasing effect was partially offset by: (1) a loss on derivatives recognized in the first nine months of 2006 compared to gain on derivatives recognized in the same period in 2005; (2) higher hedge costs; and (3) lower foreign exchange gains recorded in the first nine months of 2006 due to lower debt levels in the first nine months of 2006 as compared to the same period in 2005. The breakdown of financing costs for our fixed line business for the nine months ended September 30, 2006 and 2005 is as follows:

	Nine Months ended September 30,
			Change
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Interest on loans and related items	Php4,826	Php7,003	(Php2,177)	(31)
Hedge costs	1,090	889	201	23
Accretion on financial liabilities – net	156	195	(39)	(20)
Loss (gain) on derivative transactions – net	175	(578)	753	130
Financing charges	11	31	(20)	(65)
Capitalized interest	(223)	(305)	82	(27)
Foreign exchange gains – net	(331)	(730)	399	(55)
Interest income	(373)	(287)	(86)	30
	Php5,331	Php6,218	(Php887)	(14)

Maintenance expenses decreased by Php145 million, or 6%, to Php2,442 million primarily due to lower maintenance costs for foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in the first nine months of 2005 as compared to the same period in 2006.

Selling and promotion expenses increased by Php16 million, or 1%, to Php1,345 million primarily as a result of an increase in PLDT’s promotional activities in relation to various products and services, such as PLDT’s Pwede! campaign, partially offset by lower commissions paid in the first nine months of 2006.

Rent expenses decreased by Php87 million, or 7%, to Php1,202 million due to lower office and building rentals, and a decrease in transponder lease charges partially offset by an increase in international leased circuits and rental charges occupied by various equipments.

Professional and other contracted services decreased by Php39 million, or 5%, to Php682 million primarily due to lower advisory and legal fees complemented by a decrease in facility management fees and payment facility fees in the first nine months of 2006.

Taxes and licenses decreased by Php101 million, or 17%, to Php491 million mainly on account of lower business-related taxes incurred in the first nine months of 2006 as compared to the same period in 2005.

Provisions decreased by Php1,787 million, or 79%, to Php478 million primarily on account of a lower provision by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers which were provided for in 2005. The breakdown of provisions for our fixed line business for the nine months ended September 30, 2006 and 2005 is as follows:

	Nine Months Ended September 30,
			Change
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Doubtful accounts	Php492	Php1,915	(Php1,423)	(74)
Write-down of inventories to net realizable value	–	153	(153)	(100)
Onerous contracts and assessments	(14)	197	(211)	(107)
	Php478	Php2,265	(Php1,787)	(79)

Insurance and security services decreased by Php116 million, or 23%, to Php388 million primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance complemented by lower security services due to a decrease in number of contracted security guards.

Communication, training and travel expenses increased by Php31 million, or 9%, to Php369 million due to an increase in local and foreign travel and training in the first nine months of 2006 as compared to the same period in 2005.

Cost of sales of computers amounting to Php113 million were recognized in the first nine months of 2006 in relation to our DSL promo. No such charges were incurred in the same period in 2005.

Other expenses decreased by Php213 million, or 36%, to Php374 million due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Provision for Income Tax

Provision for income tax amounted to Php60 million in the first nine months of 2006 as compared to Php1,457 million in the same period in 2005, a decrease of Php1,397 million, or 96%, primarily due to lower income subject to tax.

Net Income

In the first nine months of 2006, our fixed line business segment contributed a net income of Php587 million, a decrease of Php3,159 million, or 84%, as compared to Php3,746 million in the same period in 2005 mainly as a result of a 14% increase in fixed line-related expenses, particularly depreciation and amortization.

Information and Communications Technology

Revenues and Other Income

Our information and communications technology business is conducted by ePLDT and its subsidiaries.

On July 11, 2006, ePLDT acquired 100% of SPi Technologies, Inc., or SPi, and its direct and indirect Philippine and offshore subsidiaries. SPi is the second largest pure-play BPO and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. On August 11, 2006, SPi acquired 100% of CyMed, Inc., a leading medical transcription company based in Richmond, Virginia.

For further discussion, see Note 2 – Summary of Accounting Policies and Practices – Basis of Preparation to the accompanying unaudited consolidated financial statements.

In the first nine months of 2006, our information and communications technology business generated revenues of Php4,146 million, an increase of Php1,723 million, or 71%, from Php2,423 million in the same period in 2005. Going forward, we expect revenues from our call center and business process outsourcing businesses to continue to contribute significantly to our information and communications technology revenues in light of the growing demand for our call center services.

The following table summarizes revenues from our information and communications technology business for the nine months ended September 30, 2006 and 2005 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Service Revenues
Call center	Php1,920	46	Php1,361	56	Php559	41
Business process outsourcing	930	23	–	–	930	100
Internet and gaming	561	14	422	18	139	33
Vitroä data center	287	7	269	11	18	7
Others	90	2	48	2	42	88
	3,788	92	2,100	87	1,688	80
Non-service Revenues
Point Product Sales	339	8	248	10	91	37

Other Income	18	–	70	3	(52)	(74)

Equity in net income of associates	1	–	5	–	(4)	(80)

Total ICT Revenues and Other Income	Php4,146	100	Php2,423	100	Php1,723	71

Service Revenues

Service revenues generated by our information and communications technology segment amounted to Php3,788 million in the first nine months of 2006, an increase of Php1,688 million, or 80%, as compared to Php2,100 million in the same period in 2005 primarily as a result of the continued growth of our call center business and the consolidation of SPi and Level Up!.

Call Center

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. ePLDT has established one umbrella brand name, ePLDT Ventus, for all of its call center businesses, including Vocativ and Parlance. Vocativ provides customer and technical support to its clients in the Philippines, U.S. and U.K., while Parlance provides the exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In aggregate, we own and operate approximately 5,130 seats with 4,010 customer service representatives, or CSRs, as at September 30, 2006 compared to approximately 3,320 seats with 3,040 CSRs as at September 30, 2005. In 2006, ePLDT Ventus launched two new sites bringing our total call center sites to seven as at September 30, 2006.

Call center revenues consist of:

•               inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents;

•               outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and

•               service income for e-mail handling, web chat, web co-browsing, data entry and BPO based on transaction volume.

Revenues related to our call center business in the first nine months of 2006 increased by Php559 million, or 41%, to Php1,920 million from Php1,361 million in the same period in 2005 primarily due to the combined effects of the following:

•               Vocativ’s upward price adjustment for calls and an increase in programs being handled;

•               an increase in the number of registered minutes for Parlance’s inbound projects and hours for outbound projects;

•               the expansion of Vocativ’s Taguig existing facility by 450 seats from approximately 1,160 in the first nine months of 2005 to approximately 1,610 in the same period in 2006;

•               the expansion of Ventus’ Iloilo existing facility by 80 seats from approximately 370 seats in the first nine months of 2005 to approximately 450 seats in the same period in 2006; and

•               the commencement of Ventus Pasig call center operations in August 2006.

Call center revenues accounted for 51% and 65% of total information and communications technology service revenues in the first nine months of 2006 and 2005, respectively.

Business process outsourcing, or BPO

BPO revenues consist of:

•              editorial and content production services to the scholarly scientific, technical and medical (SSTM) journal publishing industry;

•              digital content conversion services to information incentive organizations such as online and traditional publishers, libraries, educational institutions, Global 1,000 corporations and government agencies worldwide;

•              pre-press project management services to book publishers;

•              litigation support services which involve conventional coding and electronic discovery support services for international law firms, corporate counsels and government agencies; and

•              conversion services of medical record/data from handwritten or speech format to electronic format.

In the first nine months of 2006, BPO contributed revenues of Php930 million mainly from SPi services and accounted for 24% of service revenues of our information and communications technology business in the first nine months of 2006.

Internet and gaming

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, which include:

•               a 99.6% interest in Infocom, an Internet service provider offering consumer prepaid and postpaid Internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband Internet access through DSL, web consulting and development, hosting and other value-added services;

•               a 75% interest in Digital Paradise, an Internet café business with the brand Netopia;

•               a 60% interest in netGames, a publisher for Massively Multi-player Online Game in the Philippines and the Philippine licensee of Khan Online, Pangya and Flyff, and the owner of Juanworld, a community gaming portal;

•               a 60% interest in Level Up!, a leading publisher of online games in the Philippines with about 80% of the online gaming market. Level Up! was acquired on May 1, 2006;

•               a 51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless Internet access in hotspots equipped with WiFi access points; and

•               a 51% interest in Digital Paradise Thailand, an affiliate of Digital Paradise, offering similar products and services with four branches in Bangkok, Thailand.

Internet service revenues consist of:

•               revenues derived from actual usage of the Internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic Internet time loads, net of discounts given to dealers;

•               monthly service fees from postpaid corporate and consumer subscribers including:
(1) charges for Internet usage in excess of allocated free plan Internet hours; (2) one-time installation and activation fees; and (3) fees for value added services including e-mail and web hosting services;

•               one-time fees generated from resellership of Internet-related solutions such as security solutions and domain registration;

•               franchise and royalty fees for Netopia Internet cafés, including a one-time subscription fee and monthly recurring franchise fees based on certain conditions on the franchise agreement;

•               revenues from community access of computers and desktop publishing based on actual usage, net of discounts given to users; and

•               online gaming revenues from unique subscribers, including one-time sale of gaming cards and electronic pins, and top-up fees upon actual consumption of gaming credits or after expiration of any unused peso value thereof.

Revenues from our Internet business in the first nine months of 2006 increased by Php139 million, or 33%, to Php561 million from Php422 million in the same period in 2005 primarily due to the consolidation of Airborne Access and Level Up! in October 2005 and May 2006, respectively, which resulted to additional revenues of Php8 million and Php88 million, respectively. Our Internet business revenues accounted for 15% and 20% of service revenues of our information and communications technology business in the first nine months of 2006 and 2005, respectively.

Vitroä data center

ePLDT operates an Internet data center under the brand name Vitroä which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

Vitroä revenues consist of:

•               monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value added services; and

•               installation charges or one-time fees associated with the set-up of services and professional services of Vitro’s certified professionals.

In the first nine months of 2006, Vitroä contributed revenues of Php287 million, an increase of Php18 million, or 7%, from Php269 million in the same period in 2005 primarily due to an increase in co-location revenues and server hosting. Vitroä revenues accounted for 8% and 13% of service revenues of our information and communications technology business in the first nine months of 2006 and 2005, respectively.

Others

Other revenues consist of:

•               fees generated for issuance of digital certificates and licenses; and

•               revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment in the first nine months of 2006 increased to Php90 million from Php48 million in the same period in 2005 largely due to IT helpdesk/contact center services rendered coupled with an increase in the number of digital certificates sold.

Please refer to Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In the first nine months of 2006, non-service revenues generated by our information and communications technology business increased by Php91 million, or 37%, to Php339 million as compared to Php248 million in the same period in 2005 primarily due to higher revenues from sales of networking equipment and software licenses.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business segment decreased to Php18 million in the first nine months of 2006 from Php70 million in the same period in 2005 primarily due to Infocom’s sale of its NOW cable Internet business in the first nine months of 2005; no similar transaction was incurred in the same period in 2006.

Equity Share in Net Income of Associates

ePLDT’s equity share in net income of associates amounted to Php1 million in the first nine months of 2006, a decrease of Php4 million, or 80%, compared to Php5 million in the same period in 2005 due to share in the losses of its unconsolidated subsidiaries, ePDS, Inc. and Philweb Corporation, or Philweb.

Expenses

Expenses associated with our information and communications technology business totaled Php4,128 million in the first nine months of 2006, an increase of Php1,819 million, or 79%, from Php2,309 million in the same period in 2005 primarily due to the consolidation of SPi and Level Up! resulting in an increase in compensation and benefits, professional and other contracted services, and selling and promotions. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were at 99% and 95% for the first nine months of 2006 and 2005, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the nine months ended September 30, 2006 and 2005 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php1,738	42	Php941	41	Php797	85
Selling and promotions	498	12	241	10	257	107
Depreciation and amortization	463	11	304	13	159	52
Professional and other contracted services	416	10	22	1	394	1,791
Rent	356	9	224	10	132	59
Maintenance	258	6	266	12	(8)	(3)
Communication, training and travel	170	4	64	3	106	166
Financing costs	54	1	10	–	44	440
Taxes and licenses	43	1	93	4	(50)	(54)
Insurance and security services	21	1	19	1	2	11
Amortization of intangible assets	19	1	–	–	19	100
Provisions	(3)	–	2	–	(5)	(250)
Other expenses	95	2	123	5	(28)	(23)
Total	Php4,128	100	Php2,309	100	Php1,819	79

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php797 million, or 85%, to Php1,738 million largely due to the increased headcount and corresponding salaries and employee benefits resulting from the expansion of our call center businesses and the consolidation of SPi and Level Up! in the first nine months of 2006. In addition, the amount accrued for the long-term incentive plan was higher in 2006 as compared to the same period in 2005.

Selling and promotion expenses increased by Php257 million, or 107%, to Php498 million mainly due to an increase in the cost of point products sold in 2006 and higher advertising and marketing spending of netGames and Level Up!.

Depreciation and amortization charges increased by Php159 million, or 52%, to Php463 million primarily due to an increase in the depreciable asset base in relation to the expansion of our call center businesses and the consolidation of SPi in July 2006.

Professional and other contracted services increased by Php394 million to Php416 million primarily due to sub-contractor services availed by SPi from third parties related to its BPO services.

Rent expenses increased by Php132 million, or 59%, to Php356 million primarily due to the opening of two additional call center sites during the first nine months of 2006 which led to increased rental of leased circuits.

Maintenance expenses decreased by Php8 million, or 3%, to Php258 million primarily due to Vitro’s lower hardware and server maintenance costs partially offset by higher hosting-related costs incurred in the first nine months of 2006 as compared to the same period in 2005.

Communication, training and travel expenses increased by Php106 million, or 166%, to Php170 million due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in foreign and local travel costs incurred by our call center and BPO businesses.

Financing costs increased by Php44 million, or 440%, to Php54 million primarily due to the consolidation of SPi.

Taxes and licenses decreased by Php50 million, or 54%, to Php43 million due to lower business-related taxes accrued and paid in the first nine months of 2006 as compared to the same period in 2005.

Insurance and security services increased by Php2 million, or 11%, to Php21 million primarily due to higher premium costs and an increase in the value of assets insured in the first nine months of 2006 as compared to the same period in 2005.

An amortization of intangible assets amounting to Php19 million was booked in the first nine months of 2006 in relation to the acquisition of SPi and Level Up!. See Note 11 – Goodwill and Intangible Assets to the accompanying unaudited consolidated financial statements for further discussion.

Provisions amounted to negative Php3 million in the first nine months of 2006 as against a provision of Php2 million in the same period in 2005 due to reversals made on current bad debt allowance levels based on latest collection experience.

Other expenses decreased by Php28 million, or 23%, to Php95 million mainly due to lower business-related costs as part of our cost-cutting measures.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php5 million in the first nine months of 2006 primarily due to the recognition of deferred tax assets pertaining to net operating loss carry-over and allowance for doubtful accounts as compared to a provision for income tax of Php5 million in the same period in 2005.

Net Income

In the first nine months of 2006, our information and communications technology business segment registered a net income of Php23 million, a decrease of Php86 million, or 79%, as compared to Php109 million in the same period in 2005 mainly as a result of a 79% increase in ICT-related expenses which more than offset the increase in ICT revenues.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2006 and 2005 as well as consolidated capitalization and other selected financial data as at September 30, 2006 and December 31, 2005:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
(in millions)
Cash Flows
Net cash provided by operating activities	Php56,018	Php55,111
Net cash used in investing activities	25,134	4,578
Capital expenditures	16,872	9,556
Net cash used in financing activities	41,763	44,770
Net increase (decrease) in cash and cash equivalents	(11,400)	5,571

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php64,253	Php84,860
Obligations under capital lease	202	381
Preferred stock subject to mandatory redemption	1,989	11,974
	66,444	97,215

Current portion of interest-bearing financial liabilities:
Notes payable	188	–
Long-term debt maturing within one year	19,465	18,684
Obligations under capital lease maturing within one year	859	717
	20,512	19,401
Total interest-bearing financial liabilities	86,956	116,616
Total equity	95,900	74,369
	Php182,856	Php190,985

Other Financial Data
Total assets	Php245,663	Php249,713
Property, plant and equipment - net	170,051	176,974
Cash and cash equivalents	18,664	30,064

As at September 30, 2006, our consolidated cash and cash equivalents totaled Php18,664 million. Principal sources of consolidated cash and cash equivalents in the first nine months of 2006 were cash flows from operating activities amounting to Php56,018 million and drawings from Smart’s and ePLDT’s debt facilities aggregating Php5,011 million. These funds were used principally for capital outlays of Php16,872 million, total debt principal payments of Php23,430 million and investments of Php10,727 million.

Operating Activities

Our consolidated net cash flows from operating activities in the first nine months of 2006 increased by Php907 million, or 2%, to Php56,018 million, from Php55,111 million in the same period in 2005.

A significant portion of our cash flow is generated by our wireless business, which contributed approximately 59% of our service revenues in the first nine months of 2006 and 2005. Revenues from our fixed line and information and communications technology services accounted for 37% and 4%, respectively, of our service revenues in the first nine months of 2006 compared to 39% and 2%, respectively, in the same period in 2005.

Cash flows from operating activities of our wireless business amounted to Php29,206 million in the first nine months of 2006, a decrease of Php2,548 million, or 8%, compared to Php31,754 million in the same period in 2005. Cash flows from operating activities of our fixed line business also decreased to Php16,024 million in the first nine months of 2006, compared to Php22,674 million in the same period in 2005. The overall decrease in our cash flows from operating activities was due to an increase in working capital requirements with the settlement of various current liabilities complemented by higher billings of accounts receivable. Our wireless business segment accounted for 52% of our cash flows from operating activities while our fixed line segment accounted for 29% in the first nine months of 2006. We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to defray our current liabilities despite our current ratio being less than 1:1 as at September 30, 2006.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. However, Smart has been able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in 2006, 2005, 2004, 2003 and 2002 aggregating Php20,600 million, Php19,717 million, Php16,100 million, Php6,166 million and Php1,540 million, respectively. In September and December 2005, Smart redeemed 200 million and 180.8 million preferred shares, respectively, previously issued to PLDT at a redemption price of Php13.875 per share, or a total redemption price aggregating to Php5,283 million. In addition, Smart redeemed 392 million preferred shares at a total redemption price of Php5,441 million in June 2006. During the first nine months of 2006, dividend payments received from Smart amounted to Php20,600 million, of which Php7,000 million was paid in March 2006, Php7,000 million was paid in June 2006 and Php6,600 million was paid in September 2006.

Investing Activities

Net cash used in investing activities in the first nine months of 2006 amounted to Php25,134 million, an increase of Php20,556 million, or 449%, compared to Php4,578 million in the same period in 2005. This was primarily a result of: (1) an increase in capital expenditures by Php7,316 million; and (2) payments for purchase of investments by Php10,489 million in relation to the purchase of the following in 2006 : (a) a 100% interest in SPi and CyMed aggregating Php8,870 million; (b) the final settlement of the acquisition of Smart Broadband of Php1,201 million; (c) the purchase of a 60% investment in Level Up! of Php381 million; and (d) the acquisition of approximately 25.5% equity interest in Philweb for Php428 million.

Our consolidated capital expenditures in the first nine months of 2006 totaled Php16,872 million, an increase of Php7,316 million, or 77%, from Php9,556 million in the same period in 2005 primarily due to PLDT’s, Smart’s and ePLDT’s higher capital spending. Smart's capital spending of Php9,163 million in the first nine months of 2006 was used to rollout its 3G network, further upgrade its core and transmission network facilities and expand its wireless broadband facilities, to increase capacity and coverage in respect of basic and advanced wireless services. PLDT's capital spending of Php6,881 million was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php737 million was primarily used to fund its call center expansion. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in the same period in 2005 amounted to Php9,556 million, of which Php4,888 million, Php4,143 million and Php473 million were attributable to Smart, PLDT and ePLDT, respectively.

Financing Activities

On a consolidated basis, we used net cash of Php41,763 million for financing activities, net of loan drawings by Smart, in the first nine months of 2006, a decrease of Php3,007 million, or 7%, compared to Php44,770 million in the same period in 2005. The net cash used in financing activities in the first nine months of 2006 was mainly utilized for debt repayments and interest payments by PLDT and Piltel in line with their ongoing debt reduction programs and dividend payments distributed by PLDT to its common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in the first nine months of 2006 totaled Php5,011 million mainly from Smart's drawings related to the financing of its Phase 8 loan facilities. Payments in respect of principal and interest of our total debt amounted to Php23,430 million and Php5,281 million, respectively, in the first nine months of 2006, of which Php14,739 million and Php4,293 million were attributable to PLDT, respectively.

The following table shows our long-term debt, including current portion, as at September 30, 2006 and December 31, 2005:

	September 30,	December 31,	Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)	(Audited)
(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans	Php16,703	Php23,126	(Php6,423)	(28)
Fixed Rate Notes	42,356	52,354	(9,998)	(19)
Term Loans	17,227	14,288	2,939	21
Restructured Loans	3,319	4,767	(1,448)	(30)
Satellite Acquisition Loans	2,245	3,040	(795)	(26)
	81,850	97,575	(15,725)	(16)
Japanese Yen Debt:
JBIC’s Overseas Investment Loan	–	3,139	(3,139)	(100)
Export Credit Agency-Supported Loan	–	709	(709)	(100)
	–	3,848	(3,848)	(100)
Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	1,578	1,576	2	–
Term Loans	22	166	(144)	(87)
Restructured Loans	268	379	(111)	(29)
	1,868	2,121	(253)	(12)
	Php83,718	Php103,544	(Php19,826)	(19)

For a complete discussion of long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Our long-term debt decreased by Php19,826 million, or 19%, to Php83,718 million as at September 30, 2006 largely due to debt amortizations and prepayments in line with PLDT’s efforts to reduce its overall debt level and also due to the appreciation of the peso. PLDT’s debt was reduced by 24% to Php55,553 million by September 30, 2006. PLDT repaid in full, all of the outstanding amounts related to its JBIC loan amounting to Php2,385 million in September 2006. In addition, the debt levels of Smart decreased by 4%, to Php25,850 million (including Piltel’s debt of Php3,633 million), while Mabuhay and ePLDT decreased by 26% and 58%, to Php2,245 million and Php70 million, respectively, as at September 30, 2006 due to amortizations and prepayments during 2006.

As at September 30, 2006, Smart had several committed dollar-denominated and peso-denominated long-term credit facilities. On July 31, 2006, Smart signed a USD Term Loan Facility for US$44.2 million with Finnish Export Credit Plc to partly finance the related Phase 9 GSM equipment and services contracts. The facility will be drawn on November 10, 2006 for the full amount of US$44.2 million. On August 14, 2006, Smart signed a Peso Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2.5 billion. On October 16, 2006, Smart signed a USD Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for a detailed discussion of our long-term debt.

The scheduled maturities of our outstanding unaudited consolidated long-term debt at nominal values as at September 30, 2006 are as follows:

Year	US$ Loans		Peso Loans	Total

2006(1)	US$104	Php5,250	Php1,049	Php6,299
2007	318	15,965	11	15,976
2008	139	6,978	–	6,978
2009	294	14,756	–	14,756
2010	63	3,150	810	3,960
2011 and onwards	836	42,016	–	42,016
	US$1,754	Php88,115	Php1,870	Php89,985

________________

(1)     October 1, 2006 through December 31, 2006.

Approximately Php47,969 million principal amount of our consolidated outstanding long-term debt as at September 30, 2006 is scheduled to mature over the period from 2006 to 2010. Of this amount, Php28,494 million was attributable to PLDT, Php17,161 million to Smart (including Piltel’s debt of Php3,633 million) and the remainder to Mabuhay Satellite, Maratel and ePLDT.

In addition to Piltel’s voluntary prepayment of its loan facilities in June 2006, Piltel submitted another voluntary prepayment notice for the remaining balance of its restructured debt on October 25, 2006. The prepayment is anticipated to be completed on December 4, 2006 and, as such, all of Piltel’s restructured debt were recognized as current and payable in 2006.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Since 2002, we have been utilizing internally generated cash, particularly from our cellular business, to reduce our overall level of indebtedness. In line with this objective, we have managed our capital expenditures, reduced our investments and suspended dividend payments to common shareholders from April 2001. As a result of our improving cash flows and reduced debt levels, we restored the payment of dividends in May 2005 and currently intend to gradually increase our dividend payout ratio in succeeding years as we improve our leverage ratios. For 2006, we are targeting a dividend payout ratio of 60% which we intend to increase to 70% in 2007.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard and Poor’s	Foreign Currency Senior Unsecured Debt Rating	BB+	Stable

Moody’s Investor Service	Foreign Currency Senior Unsecured Debt Rating	Ba2	Stable
	Local Currency Corporate Family Rating	Baa3	Positive

Fitch	Long-term Foreign Currency Rating	BB	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB-	Positive
	National Long-term Rating	AAA(ph1)	Stable

On November 3, 2006, Moody’s affirmed PLDT’s Ba2 senior unsecured foreign currency rating and changed its outlook to stable from negative. The rating action was prompted by the change in outlook on the Philippines Ba3 country ceiling for foreign currency bonds to stable from negative. On July 18, 2006, Moody’s upgraded PLDT’s local currency corporate family rating from Ba1 to Baa3 with a positive outlook. The upgrade has been prompted by continued improvements in PLDT’s credit profile, that it enjoys a lowly geared balance sheet, 65% share in revenue terms of the market where only one major competitor is present and has sufficient flexibility to be able to invest its free cash flows into upgrading its technology base.

On August 18, 2006, Fitch upgraded PLDT’s long-term foreign currency IDR to “BB+” from “BB” with a stable outlook, at the same time upgrading PLDT’s global bonds and senior notes to “BB+” from “BB” and affirmed PLDT’s long-term local currency IDR of “BBB-” with a positive outlook. Following the licensing of Fitch to provide National ratings in the Philippines, Fitch assigned PLDT a National long-term rating of “AAA(ph1)” with a stable outlook. The ratings action follows Fitch’s announcement that it has upgraded the Country Ceiling on the Republic of the Philippines to “BB+” from “BB.”

On August 30, 2006, Standard & Poor’s Ratings Services affirmed its ‘BB+’ foreign currency rating on PLDT with stable outlook. At the same time, the rating on PLDT’s Series III Preferred Stock has been withdrawn as the preferred stock have been fully converted into common equity. The rating reflects PLDT’s leading market position and its improving financial profile.

Equity Financing

PLDT raised Php57 million and Php255 million from the exercise by certain officers and executives of stock options in the first nine months of 2006 and 2005, respectively. In addition, through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php2 million in the first nine months of 2006 and 2005.

Cash dividend payments in the first nine months of 2006 amounted to Php14,847 million, of which Php14,446 million and Php401 million were paid to common and preferred shareholders, respectively, compared to Php6,989 million, of which Php5,962 million and Php1,027 million were paid to common and preferred shareholders, respectively, in the same period in 2005.

The following table sets forth dividend payments on shares of PLDT’s common stock for the year 2005 and for the nine months ended September 30, 2006:

	Date			Amount
Class	Declaration	Record	Paid	Per Share	Total

Common Stock	March 1, 2005	March 31, 2005	May 12, 2005	Php14.00	Php2,384
	May 5, 2005	June 3, 2005	July 14, 2005	21.00	3,598
	November 8, 2005	November 28, 2005	December 28, 2005	21.00	3,642
	February 27, 2006	March 20, 2006	April 20, 2006	28.00	5,059
	August 8, 2006	August 21, 2006	September 21, 2005	50.00	9,346

As at September 30, 2006, there were 188,008,846 PLDT common shares outstanding.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual obligations outstanding as at September 30, 2006:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(Unaudited)
(in millions)
Long-term debt (1)	Php89,985	Php19,625	Php22,539	Php6,107	Php41,714
Long-term lease obligations:
Operating lease	3,553	607	1,093	861	992
Capital lease	1,617	1,024	148	18	427
Unconditional purchase obligations(2)	10,327	5,052	2,010	2,010	1,256
Other long-term obligations	2,424	–	2,424	–	–
Total contractual obligations	Php107,906	Php26,307	Php28,214	Php8,996	Php44,389

___________

(1)     Before deducting unamortized debt discount and debt issuance costs.

(2)     Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at September 30, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php9 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at September 30, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php10 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,152 million as at September 30, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php102 million as at September 30, 2006, ePLDT has lease obligations aggregating Php272 million as at September 30, 2006 in respect of certain office space rentals and PLDT Global has lease obligations aggregating Php8 million as at September 30, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. PLDT is a party to a Founder NSP, or National Service Provider, Air Time Purchase Agreement entered into with ACeS International Limited, or AIL, in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements for further details relating to the Air Time Purchase Agreement with AIL.

As at September 30, 2006, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,327 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share, respectively.

As at September 30, 2006, 2,675,393 shares of Series V Convertible Preferred Stock and 4,003,361 shares of Series VI Convertible Preferred Stock and all 3,842,000 shares of Series VII Convertible Preferred Stock had been converted to PLDT common shares. As at September 30, 2006, 46,047 shares of Series V and 1,291,743 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at September 30, 2006 was Php2,424 million, which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php3,037 million, based on the market price of PLDT common shares of Php2,270 per share as at September 30, 2006.

Please refer to Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for further discussion.

Commercial Commitments

As at September 30, 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,361 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations and equity issues and sales of certain assets.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As at September 30, 2006, the Philippine peso had appreciated by 5% against the U.S. dollar to Php50.249 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. As at September 30, 2005, likewise, the peso appreciated by 1% to Php55.977 to US$1.00 from Php56.341 to US$1.00 as at December 31, 2004. The revaluation of our foreign-currency denominated assets and liabilities is recognized as foreign exchange gains or losses as at balance sheet date. Since substantially all of our indebtedness is denominated in U.S. dollars, the appreciation or depreciation of the Philippine peso results in the recognition of foreign exchange gains or losses. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt we carry. As at September 30, 2006, consolidated foreign currency debt-denominated amounted to Php81,850 million, a reduction from Php101,423 million last December 31, 2005. As such, we recognized foreign exchange gains of Php1,601 million and Php1,779 million in the first nine months of 2006 and 2005, respectively.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at September 30, 2006, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase both the principal amount of our unhedged foreign currency-denominated debts (representing 50% of our consolidated debts, or 38% net of our U.S. dollar cash balances as at September 30, 2006), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign currency risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized directly as income or expense for the period. As at September 30, 2006, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$143 million; US$550 million; and US$175 million, respectively. Smart has no outstanding forward foreign exchange contracts as at September 30, 2006.

For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As at September 30, 2006, PLDT’s outstanding interest rate swap contracts amounted to US$63 million. For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first nine months of 2006 was 6.8%, compared to 7.9% in the same period in 2005.

OTHER INFORMATION

ePLDT acquired an additional stake in Philweb

On October 2, 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at Php0.026 per share for an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s equity interest to 25.5%. Philweb is primarily engaged in Internet-based gaming, with agreements for Internet sports betting and Internet casino with the Philippine Amusement and Gaming Corporation. The investment will enable ePLDT to gain a firm hold on legitimate gaming content for PLDT group’s mobile business as well as its wired and wireless broadband services.

SPi acquired 100% of CyMed, Inc., or CyMed

On August 11, 2006, ePLDT, through its subsidiary SPi, acquired 100% of CyMed for an aggregate amount of US$35 million inclusive of certain debt obligations. CyMed currently provides medical transcription services and has been recognized by numerous industry and community associations for superior business operations and profitable growth and positions SPi as the third largest company in the outsourced medical transcription industry.

Related Party Transactions

Cooperation Agreement with the First Pacific and certain affiliates, or FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications Corporation, or NTT Communications, of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo, Inc, or DoCoMo, pursuant to the Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the First Pacific Company Limited and certain affiliates, or FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated
September 28, 1999, as amended and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Key provisions of the Cooperation Agreement pertain to, among other things: restriction on ownership of shares of PLDT by NTT Communications and DoCoMo, limitation on competition, business cooperation, additional rights of DoCoMo, change in control and termination. Please see Note 20 – Related Party Transactions to the accompanying unaudited consolidated financial statements for further details.

Integrated i-mode Services Package Agreement between DoCoMo and Smart – the Integrated i-mode Service Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode service package including non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. The initial license fee paid as at September 30, 2006 amounted to US$1 million or Php53 million.

Advisory Services Agreement between DoCoMo and PLDT – the Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement between PLDT and DoCoMo. Pursuant to the agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto.

Other Agreements with NTT Communications and/or its Affiliates — agreements under which
(1) NTT Communications provides advisory services for various business areas of PLDT; (2) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (3) PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunication services. Total fees under these agreements totaled Php144 million and Php185 million for the nine months ended September 30, 2006 and 2005, respectively. PLDT’s outstanding obligations under these agreements amounted to Php19 million and Php23 million as at September 30, 2006 and December 31, 2005, respectively.

Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services and assistance in the operations and maintenance of Smart’s cellular business. Total fees under these agreements totaled Php398 million and Php383 million for the nine months ended September 30, 2006 and 2005, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php154 million and Php194 million as at September 30, 2006 and December 31, 2005, respectively. Asia Link is a subsidiary of the First Pacific Group.

Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses paid under these agreements amounted to Php283 million and Php386 million for the nine months ended September 30, 2006 and 2005, respectively. Two directors of PLDT have a direct/indirect interest in or serve as a director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 20 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-chan
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 7, 2006

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005 (AUDITED)

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in million pesos, except par value and share amounts)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property, plant and equipment (Notes 2, 8 and 17)	170,051	176,974
Investments in associates (Notes 2, 9 and 17)	451	15
Investments-available-for-sale (Notes 2 and 24)	113	109
Investment properties (Notes 2 and 10)	672	701
Goodwill and intangible assets (Notes 2, 3 and 11)	12,244	3,049
Deferred income tax assets (Notes 2 and 6)	20,345	15,457
Derivative assets (Notes 2 and 24)	711	2,648
Notes receivable (Notes 2, 12 and 24)	346	346
Prepayments - net of current portion	944	1,062
Advances and refundable deposits - net of current portion (Note 2)	1,097	1,070
Total Noncurrent Assets	206,974	201,431
Current Assets
Cash and cash equivalents (Notes 2, 13 and 24)	18,664	30,064
Short-term investments (Notes 2 and 24)	2,716	2,746
Trade and other receivables (Notes 2, 14 and 24)	11,953	7,113
Inventories and supplies (Notes 2 and 15)	1,265	1,548
Derivative assets (Notes 2 and 24)	44	37
Current portion of prepayments	3,785	5,259
Current portion of advances and refundable deposits (Notes 2 and 20)	262	1,515
Total Current Assets	38,689	48,282
	245,663	249,713

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of PLDT (Notes 2, 7 and 16)
Preferred stock, Php10 par value, authorized-822,500,000 shares; issued and outstanding-442,675,465 shares as at September 30, 2006 and 443,343,035 shares as at December 31, 2005	4,427	4,433
Common stock, Php5 par value, authorized-234,000,000 shares; issued and outstanding-188,008,846 shares as at September 30, 2006 and 180,789,003 shares as at December 31, 2005	940	904
Stock options issued (Note 21)	43	67
Equity portion of convertible preferred stock (Note 17)	9	49
Capital in excess of par value	65,845	53,918
Retained earnings (Note 7)	23,548	12,583
Cumulative translation adjustments (Note 24)	(673)	1,253
Total Equity Attributable to Equity Holders of PLDT	94,139	73,207
Minority interest	1,761	1,162
Total Equity	95,900	74,369

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(in million pesos, except par value and share amounts)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 17, 22 and 24)	66,444	97,215
Deferred income tax liabilities (Notes 2 and 6)	20	49
Derivative liabilities (Notes 2 and 24)	5,739	5,777
Provisions for onerous contracts and assessments - net of current portion (Notes 20, 22 and 23)	3,924	3,966
Pension and other employee benefits (Notes 2 and 21)	3,006	4,252
Customers’ deposits	2,210	2,215
Other noncurrent liabilities (Notes 2, 8, 14 and 18)	6,163	7,600
Total Noncurrent Liabilities	87,506	121,074
Current Liabilities
Accounts payable (Notes 2 and 24)	16,277	15,482
Accrued expenses and other current liabilities (Notes 2, 17, 19 and 20)	18,525	13,306
Unearned revenues (Note 2)	3,079	2,656
Derivative liabilities (Notes 2 and 24)	91	192
Current portion of provisions for onerous contracts and assessments (Notes 20, 22 and 23)	436	408
Current portion of interest-bearing financial liabilities (Notes 2, 8, 17, 22 and 24)	20,512	19,401
Dividends payable (Notes 2, 7, 17 and 24)	697	746
Income tax payable (Notes 2 and 6)	2,640	2,079
Total Current Liabilities	62,257	54,270
	245,663	249,713

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
	(Unaudited)
INCOME
Service revenues	92,003	89,686	31,364	30,144
Non-service revenues (Note 5)	2,160	2,153	696	731
Equity share in net income (loss) of associates	1	5	(2)	2
Other income (Notes 4 and 5)	1,236	718	900	547
	95,400	92,562	32,958	31,424
EXPENSES
Depreciation and amortization (Notes 4 and 8)	23,659	16,656	8,175	5,795
Compensation and benefits (Notes 5 and 21)	13,184	10,060	5,568	3,568
Financing costs (Notes 5, 8, 17 and 24)	7,230	8,098	1,096	3,273
Maintenance (Note 20)	4,890	4,972	1,604	1,652
Selling and promotions	3,851	3,885	1,246	1,116
Cost of sales (Notes 5, 20 and 22)	3,713	4,805	1,254	1,534
Professional and other contracted services (Note 20)	2,227	1,572	987	453
Rent (Note 22)	1,769	1,505	622	551
Taxes and licenses (Note 23)	1,288	1,648	374	633
Communication, training and travel	1,038	1,116	365	372
Insurance and security services (Note 20)	973	1,203	313	378
Provisions (Notes 4, 5, 14, 15, 20, 22 and 23)	872	2,757	102	770
Amortization of intangible assets (Note 11)	255	267	115	128
Other expenses (Notes 5 and 20)	953	1,360	265	579
	65,902	59,904	22,086	20,802
INCOME BEFORE INCOME TAX	29,498	32,658	10,872	10,622
PROVISION FOR INCOME TAX (Notes 2 and 6)	3,131	7,875	145	2,392
NET INCOME FOR THE PERIOD	26,367	24,783	10,727	8,230
ATTRIBUTABLE TO:
Equity holders of PLDT	25,744	24,755	10,439	8,235
Minority interest	623	28	288	(5)
	26,367	24,783	10,727	8,230
Earnings Per Common Share (Note 7)
Basic	138.71	138.15	55.69	45.71
Diluted	138.58	132.10	55.58	44.22

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interest	Total Equity
Balances at January 1, 2005	4,497	851	181	448	50,469	(10,479)	362	46,329	857	47,186
Income for the period	–	–	–	–	–	24,755	–	24,755	28	24,783
Currency translation differences (Note 24)	–	–	–	–	–	–	(6)	(6)	(3)	(9)
Net gains on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	5	5	–	5
Net gain on cash flow hedges (Note 24)	–	–	–	–	–	–	85	85	–	85
Total income and expense for the period recognized directly to equity	–	–	–	–	–	–	84	84	(3)	81
Total income and expense for the period	–	–	–	–	–	24,755	84	24,839	25	24,864
Cash dividends	–	–	–	–	–	(7,051)	–	(7,051)	–	(7,051)
Issuance of capital stock - net (Note 16)	(14)	7	–	(265)	1,784	–		1,512	–	1,512
Exercised shares	–	2	(106)	–	359	–	–	255	–	255
Cancelled options shares	–	–	(1)	–	–	–	–	(1)	–	(1)
Minority interest	–	–	–	–	–	–	–	–	(11)	(11)
Balances at September 30, 2005 (Unaudited)	4,483	860	74	183	52,612	7,225	446	65,883	871	66,754

Balances at January 1, 2006	4,433	904	67	49	53,918	12,583	1,253	73,207	1,162	74,369
Changes in equity:
Income for the period	–	–	–	–	–	25,744	–	25,744	623	26,367
Currency translation differences (Note 24)	–	–	–	–	–	–	(69)	(69)	(32)	(101)
Net gains on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	5	5	–	5
Net loss on cash flow hedges (Note 24)	–	–	–	–	–	–	(1,862)	(1,862)	–	(1,862)
Total income and expense for the period recognized directly to equity	–	–	–	–	–	–	(1,926)	(1,926)	(32)	(1,958)
Total income and expense for the period	–	–	–	–	–	25,744	(1,926)	23,818	591	24,409
Cash dividends	–	–	–	–	–	(14,779)	–	(14,779)	–	(14,779)
Issuance of capital stock - net (Note 16)	(6)	36	–	(40)	11,846	–	–	11,836	–	11,836
Exercised shares (Note 21)	–	–	(24)	–	81	–	–	57	–	57
Minority interest	–	–	–	–	–	–	–	–	8	8
Balances at September 30, 2006 (Unaudited)	4,427	940	43	9	65,845	23,548	(673)	94,139	1,761	95,900

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million pesos)

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	29,498	32,658
Adjustments for:
Depreciation and amortization (Note 8)	23,659	16,656
Interest on loans and related items - net of capitalized interest (Note 5)	5,685	8,048
Accretion on financial liabilities - net (Note 5)	3,045	2,209
Provision for doubtful accounts (Note 5)	697	2,066
Amortization of intangible assets (Note 11)	255	267
Write-down of inventories to net realizable values (Note 5)	189	494
Loss (gain) on derivative transactions - net (Note 5)	151	(437)
Dividends on preferred stock subject to mandatory redemption (Note 5)	113	196
Equity share in net income of associates	(1)	(5)
Provisions for onerous contracts and assessments (Note 5)	(14)	197
Interest income (Note 5)	(1,297)	(1,109)
Foreign exchange gains - net (Note 5)	(1,601)	(1,779)
Others	(751)	74
Operating income before working capital changes	59,628	59,535
Decrease (increase) in:
Trade and other receivables	(1,405)	585
Inventories and supplies	202	(517)
Prepayments	571	(723)
Advances and refundable deposits	1,238	(1,290)
Increase (decrease) in:
Accounts payable	(3,360)	(15)
Accrued expenses and other current liabilities	1,086	3,831
Unearned revenues	398	(807)
Pension and other employee benefits	3,262	1,229
Net cash generated from operations	61,620	61,828
Income taxes paid	(5,602)	(6,717)
Net cash provided by operating activities	56,018	55,111
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(16,444)	(9,208)
Proceeds from disposal of property, plant and equipment	792	234
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(428)	(348)
Payments for purchase of investments - net of cash acquired	(10,727)	(238)
Proceeds from sale of investment properties	26	11
Payments for purchase of investments-available-for sale	–	(4)
Increase in short-term investments	41	3,873
Decrease (increase) in investments in notes receivable	90	(60)
Interest received	1,311	1,052
Decrease in advances and refundable deposits	205	110
Net cash used in investing activities	(25,134)	(4,578)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in million pesos)

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt	5,011	5,471
Payments of long-term debt	(23,366)	(35,479)
Payments of debt issuance costs	(21)	(133)
Proceeds from notes payable	129	199
Payments of notes payable	(64)	(254)
Payments of obligations under capital lease	(145)	(131)
Interest paid - net of capitalized portion	(5,281)	(7,880)
Settlements of derivatives	(1,778)	(483)
Cash dividends paid	(14,847)	(6,989)
Proceeds from issuance of capital stock	59	257
Increase (decrease) in:
Customers’ deposits	12	(41)
Other noncurrent liabilities	(1,472)	693
Net cash used in financing activities	(41,763)	(44,770)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(521)	(192)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,400)	5,571
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,064	27,321
CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,664	32,892

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common ownership by United States entities. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation
(a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or DoCoMo, acquired from NTT Communications 7% of PLDT’s outstanding common shares held by NTT Communications; NTT Communications retained a 7% equity shareholding.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and the Archipelago Exchange (then the Pacific Exchange) in the United States. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. JP Morgan Chase Bank was appointed as successor depositary for PLDT’s ADR facility effective February 10, 2003. The ADSs are listed on the New York Stock Exchange, or NYSE, and on the NYSE Arca (formerly Archipelago Exchange) in the United States and are traded on the NYSE.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period through 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City , Philippines.

2.        Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values. The carrying values of recognized assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Our unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines as set forth under Philippine Financial Reporting Standards.

Our unaudited consolidated financial statements include, in our opinion, adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited consolidated financial statements are presented in Philippine pesos and all values are rounded to the nearest million except when otherwise indicated.

Basis of Consolidation

Our unaudited consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group).

Name of Subsidiary	Place of Incorporation	Principal Activity	Percentage of Ownership
			Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications developer and service provider	–	100.0
Smart Broadband, Inc., or Smart Broadband (formerly Meridian Telekoms, Inc., or Meridian)	Philippines	Internet broadband and distributor	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Providing cellular and fixed line services	–	92.1
Telesat, Inc., or Telesat	Philippines	Satellite communications services	94.4	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite phone services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Philippines	Telecommunications services	100.0	–
Subic Telecommunications Company, Inc., or Subic Telecom	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology
ePLDT, Inc.	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	–
Vocativ Systems, Inc., or Vocativ	Philippines	Call center services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Call center services	–	100.0
ePLDT Ventus, or Ventus	Philippines	Call center services	–	100.0
SPi Technologies, Inc., or SPi	Philippines	Business process outsourcing, or BPO, services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet services	–	99.6
Digital Paradise, Inc. (formerly Netopia Computer Technologies, Inc.), or Digital Paradise	Philippines	Internet access services	–	75.0
Level Up!, (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0
netGames, Inc., or netGames	Philippines	Publisher of online games	–	60.0
Digital Paradise Thailand	Thailand	Internet access services	–	51.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless internet services	–	51.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Piltel, Wolfpac, Level Up!, Telesat, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames, Infocom, and Airborne Access, not held by the PLDT Group.

Smart’s 20% Acquisition of Wolfpac

On May 8, 2006, Smart signed a share purchase agreement to acquire the remaining 20% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software development and content development. Smart acquired an 80% equity interest in Wolfpac in October 2003. The remaining 20% equity interest in Wolfpac was paid in July 2006.

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines with about an 80% share of the online gaming market. The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, will strengthen the position of ePLDT as the dominant online gaming company in the country.

In August 2006, the Shareholders Agreement and Share Purchase Agreement between ePLDT and Level Up! were amended reflecting the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% of Level Up! at the original purchase price of US$7 million.

ePLDT’s Acquisition of SPi

On July 11, 2006, ePLDT acquired 100% of SPi and its direct and indirect Philippine and offshore subsidiaries for a total consideration of US$135 million in cash. As part of the transaction, ePLDT also acquired a US$7 million debt owed by SPi to SPi Tech at face value. In addition, ePLDT advanced US$16 million to SPi in order for SPi to fully pay its debt owed to DBS Bank-Singapore.

SPi’s Acquisition of CyMed, Inc., or CyMed

On August 11, 2006, SPi acquired 100% of CyMed for an aggregate purchase price of US$35 million inclusive of certain debt obligations. CyMed is a leading medical transcription company based in Richmond, Virginia. It provides medical transcription services and technology products and currently serves over 400 healthcare systems, independent hospitals, and government-affiliated clinics across the United States.

Investments in Associates

Investments in associates in which we exercise significant influence and which are neither a subsidiary nor a joint venture of the PLDT Group are accounted for under the equity method of accounting. Under the equity method, our investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in our share in net assets of the associates. After application of the equity method, we determine whether it is necessary to recognize any additional impairment loss with respect to our net investment in the associate. The consolidated statements of income reflect our shares of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, we recognize our share in any such change and disclose this, when applicable, in our consolidated statement of equity.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those we use for like transactions and events in similar circumstances.

Foreign Currency Translation

The functional and presentation currency of the PLDT Group (except for Mabuhay Satellite, PLDT Global, Digital Paradise Thailand, SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statements of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the period such are realized.

The functional currency of Mabuhay Satellite, PLDT Global, Digital Paradise Thailand, SPi and certain of its subsidiaries is the U.S. dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date and, its income and expenses are translated at the weighted average exchange rate for the period. The exchange differences arising on retranslation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the deferred cumulative amount of translation adjustments recognized in equity relating to subsidiaries shall be recognized in the consolidated statement of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such qualifying assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

All other borrowing costs are expensed as incurred.

Borrowing costs are treated as deductible expenses for income tax reporting purposes in the period they are incurred or realized.

Asset Retirement Obligations

The net present value of legal and constructive obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

Investment Properties

Initially, investment properties are measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the period in which they arise.

Investment properties are derecognized when they have either been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain and loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the period of retirement or disposal.

Goodwill

Goodwill is initially measured at the excess of the acquisition cost over the fair value of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. Goodwill is no longer amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in such circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each financial period-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditure is charged against operations in the period in which the expenditure is incurred.

Asset Impairment

Property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset or from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if these are not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior periods is recorded as income when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior periods.

Research and Development Costs

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Trade and Other Receivables

Trade and other receivables are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period.

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers based on the historical loss experience and aging profile of the receivable.

Traffic settlement receivables - net. Full allowance is provided for carrier accounts which are over 360 days past due and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies which include, among other things, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the moving average method. Net realizable value is the current replacement cost.

Interest-bearing Financial Liabilities

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the consolidated statements of income when the liabilities are derecognized as well as through the amortization process.

Financial Assets and Liabilities

We recognize a financial asset or a financial liability in our consolidated balance sheets when we become a party to the contractual provisions governing such financial asset or financial liability and derecognize a financial asset when and only when our contractual rights to the cash flows underlying such financial asset have already expired which is normally the case when the instrument is sold, or all the cash flows attributable to such financial asset are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using settlement date accounting.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit and loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (a) loans and receivables; (b) held-to-maturity investments; and (c) financial liabilities other than liabilities measured at fair value through profit and loss.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortizations of discounts and premiums are taken directly to net profit or loss for the period. Changes in the fair value of financial assets and liabilities measured at fair value of (a) all derivatives (except for those eligible for hedge accounting); (b) other items intended to be actively traded; and (c) any item designated as held “at fair value through profit and loss” at origination, are taken directly to net profit or loss for the period. Changes in the fair value of available-for-sale securities are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component thereon which is taken directly to net profit or loss for the period based on the asset’s effective yield. Impairment determined for available-for-sale financial assets is also recognized in net profit or loss for the period.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or as equity, in accordance with the substance of the contractual arrangement underlying such financial instruments. Financial instruments that contain both liability and equity elements are classified separately as financial assets, financial liabilities or equity instruments. Interests, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity, net of any related income tax benefits. Financial instruments are offset when we have a legally enforceable right to offset and we intend to settle either on a net basis or to realize the asset and settle the liability simultaneously.

We use derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge our risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

Our criteria for a derivative instrument to be classified as a hedge include: (1) that the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) that the effectiveness of the hedge can be reliably measured; (3) that there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, that the forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the consolidated statements of income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the consolidated statements of income.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss. The gains or losses that are accumulated in equity are transferred to the consolidated statement of income in the same period in which the hedged item affects the net profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gains or losses on the hedging instrument recognized in equity are kept in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, any net cumulative gains or losses previously recognized in equity are transferred to net profit or loss for the period.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as additional provisions. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized.

Retirement Benefits

We have funded, retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are given in Note 21 – Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of PLDT’s Board of Directors, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, at a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the period.

Leases

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or where the present value of minimum lease payments, approximate the fair market value of the property, are capitalized. Any initial direct costs of the lessee are added to the amount capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations in the period such are incurred. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under a lease agreement are considered as deductible expenses.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, excluding value-added tax, or VAT.
We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues, including fees for installation and activation, are accrued upon subscription.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Business Process Outsourcing, or BPO

Where applicable, supplemental revenues are recognized depending on service levels or achievement of certain performance measurement targets. We recognize these supplemental revenues only after it has achieved the required measurement targets. When these service levels or performance measurement targets are not achieved, we grant service credits as a reduction in fees. Advance customer receipts that have not been recognized as revenue in accordance with its stated policies are recorded as advances from customer and presented as a liability in the consolidated balance sheets. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Others

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statements of income.

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the net income for the period attributable to common shareholders (net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares and appropriate adjustments to net income are effected for the related expenses and income on preferred shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attributable to common shareholders (net income, adding back any dividends and/or other charges recognized in the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

3. Management’s Use of Estimates and Judgments

Our unaudited consolidated financial statements prepared in Philippine GAAP require management to make estimates and assumptions that affect amounts reported in our unaudited consolidated financial statements and related notes. In preparing our unaudited consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe the following represents a summary of these significant estimates and judgments and related impacts and associated risks to our unaudited consolidated financial statements.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. The estimated useful lives of our property, plant and equipment are reviewed at least annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of our assets. In addition, our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.

A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets. Total carrying values of property, plant and equipment amounted to Php170,051 million and Php176,974 million as at September 30, 2006 and December 31, 2005, respectively.

Goodwill and intangible assets

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. It also requires the acquiree to recognize goodwill. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to a periodic impairment test and amortization, respectively.

Total carrying values of goodwill and intangible assets as at September 30, 2006 and December 31, 2005 amounted to Php12,244 million and Php3,049 million, respectively. There are no impairment losses recognized for the nine months ended September 30, 2006 and 2005.

Asset impairment

Philippine GAAP requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to a yearly impairment test and whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under Philippine GAAP.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We have opted to rely on independent appraisers to determine the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of investment properties as at September 30, 2006 and December 31, 2005 amounted to Php672 million and Php701 million, respectively.

Deferred tax assets

We review the carrying amounts of deferred tax assets at each balance sheet date and reduce these to the extent that they are no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that we will generate sufficient taxable profit to allow all or part of our deferred tax assets to be utilized.

Total unrecognized deferred tax assets as at September 30, 2006 amounted to Php268 million.

Financial assets and liabilities

Philippine GAAP requires that we carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring, see Note 24 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our profit and loss and equity.

Total fair value of financial assets and liabilities as at September 30, 2006 amounted to Php34,547 million and Php116,866 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2005 amounted to Php43,063 million and Php148,848 million, respectively.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets.

Provision for doubtful accounts amounted to Php697 million and Php2,066 million for the nine months ended September 30, 2006 and 2005, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php11,953 million and Php7,113 million as at September 30, 2006 and December 31, 2005, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited consolidated financial statements. Differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business were split into separately identifiable components and recognized when the related components were delivered in order to reflect the substance of the transaction. The fair value of components was determined using verifiable objective evidence. Revenue for handset sales has been quantified and identified separately using the residual value method from our cellular service revenue.

Under certain arrangements with our BPO services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

Pension and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 21 – Employee Benefits and include, among other things, discount rates, expected returns on plan assets and rates of compensation increase. In conformity with Philippine GAAP, actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Unrecognized net actuarial gain as at September 30, 2006 amounted to Php162 million. The accrued benefit cost as at September 30, 2006 and December 31, 2005 amounted to Php2,893 million and Php2,275 million, respectively.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings, see Note 23 – Provisions and Contingencies.

Outstanding provisions to cover these contingencies amounted to Php4,360 million and Php4,374 million as at September 30, 2006 and December 31, 2005, respectively.

4. Segment Information

Operating segments are components of PLDT that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel; Smart Broadband, our wireless broadband provider; Wolfpac, our wireless content operator, and satellite and very small aperture terminal, or VSAT, operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries; Clark Telecom, Subic Telecom, Maratel, Piltel, BCC and PLDT Global, which together account for approximately 3% of our consolidated fixed lines service revenues; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance and Vocativ; BPO services provided by SPi and its subsidiaries; internet access and gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments in Associates.

The segment assets as at September 30, 2006 and December 31, 2005 and results of operations of our reportable segments for the nine months ended September 30, 2006 and 2005 are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in million pesos)

As at and for the nine months ended September 30, 2006 (Unaudited)
Income
Service revenues	58,016	35,901	3,788	(5,702)	92,003
Non-service revenues	1,842	71	339	(92)	2,160
Equity share in net income of associates	–	–	1	–	1
Other income	630	657	18	(69)	1,236
Segment income	60,488	36,629	4,146	(5,863)	95,400

Result
Income before income tax	28,833	647	18	–	29,498
Provision for (benefit from) income tax	3,076	60	(5)	–	3,131
Net income for the period	25,757	587	23	–	26,367

Assets
Segment assets	83,346	184,245	19,419	(61,692)	225,318
Deferred income tax assets	6,096	14,195	54	–	20,345
Total assets	89,442	198,440	19,473	(61,692)	245,663

Other segment information
Capital expenditures	9,152	6,983	737	–	16,872
Depreciation and amortization	7,948	15,248	463	–	23,659
Provisions	397	478	(3)	–	872
Interest on loans and related items - net of capitalized interest	1,069	4,603	13	–	5,685
Interest income	911	373	13	–	1,297

As at December 31, 2005 (Audited) and for the nine months ended September 30, 2005 (Unaudited)
Income
Service revenues	54,984	36,696	2,100	(4,094)	89,686
Non-service revenues	1,999	–	248	(94)	2,153
Equity share in net income of associates	–	–	5	–	5
Other income	665	151	70	(168)	718
Segment income	57,648	36,847	2,423	(4,356)	92,562

Result
Income before income tax	27,341	5,203	114	–	32,658
Provision for income tax	6,413	1,457	5	–	7,875
Net income for the period	20,928	3,746	109	–	24,783

Assets
Segment assets	97,159	185,140	4,355	(52,398)	234,256
Deferred income tax assets	2,022	13,430	5	–	15,457
Total assets	99,181	198,570	4,360	(52,398)	249,713

Other segment information
Capital expenditures	4,916	4,167	473	–	9,556
Depreciation and amortization	7,354	8,998	304	–	16,656
Provisions	490	2,265	2	–	2,757
Interest on loans and related items - net of capitalized interest	1,330	6,698	20	–	8,048
Interest income	812	287	10	–	1,109

5. Income and Expenses

Non-service Revenues

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets and SIM-packs	1,913	1,999
Point-of-product sales	247	154
	2,160	2,153

Compensation and Benefits

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Salaries and benefits	9,643	8,242
Incentive plans (Note 21)	2,677	866
Pension (Note 21)	760	592
Manpower rightsizing program	104	360
	13,184	10,060

Financing Costs

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Interest on loans and related items	6,113	8,396
Accretion on financial liabilities - net (Notes 2, 17 and 24)	3,045	2,209
Hedge costs (Note 24)	1,090	889
Loss (gain) on derivative transactions - net (Notes 2 and 24)	151	(437)
Dividends on preferred stock subject to mandatory redemption (Note 17)	113	196
Financing charges (Note 7)	44	81
Capitalized interest (Notes 2 and 8)	(428)	(348)
Interest income	(1,297)	(1,109)
Foreign exchange gains - net (Notes 17 and 24)	(1,601)	(1,779)
	7,230	8,098

Cost of Sales

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets and SIM-packs sold	3,567	4,623
Cost of satellite air time and terminal units (Notes 20 and 22)	146	182
	3,713	4,805

Professional and Other Service Fees

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Technical and consultancy fees	1,306	1,053
Contracted services	711	310
Legal and audit fees	158	161
Others	52	48
	2,227	1,572

Provisions

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Doubtful accounts (Note 14)	697	2,066
Write-down of inventories to net realizable values (Note 15)	189	494
Onerous contracts and assessments (Notes 20, 22 and 23)	(14)	197
	872	2,757

6. Income Tax

The net components of deferred income tax recognized in the consolidated balance sheets are as follows:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Net assets	20,345	15,457
Net liabilities	20	49

The components of net deferred tax assets and liabilities are as follows:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Net assets
Asset impairment	6,441	3,127
Accumulated provision for doubtful accounts	5,014	5,085
Net operating loss carryover, or NOLCO	4,994	3,926
Unrealized foreign exchange losses	3,581	6,885
Pension and other employee benefits	2,427	1,409
Unearned revenues	2,167	2,524
Derivative instruments	1,488	464
Provision for unrealized assets	1,374	769
Unamortized past service costs	913	1,032
MCIT	484	526
Accumulated write-down of inventories to net realizable values	363	337
Asset retirement obligation - net of capitalized asset	180	157
Leases	156	153
Executive stock option plan	95	104
Excess of fair value over cost of investment properties	(91)	(90)
Preferred stock subject to mandatory redemption	(160)	(1,034)
Intangibles and fair value adjustments on assets acquired	(417)	(483)
Capitalized taxes and duties	(463)	(516)
Gain on debt exchange and debt restructuring transactions	(1,711)	(2,601)
Capitalized foreign exchange differential	(1,819)	(1,721)
Undepreciated capitalized interest charges	(4,739)	(4,664)
Others	68	68
	20,345	15,457

Net liabilities
Unearned revenues	(1)	–
Provision for doubtful accounts	(5)	(5)
Unrealized foreign exchange gains	(14)	(44)
	(20)	(49)

Provision for corporate income tax consists of:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Current	7,222	6,500
Deferred	(4,091)	1,375
	3,131	7,875

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Provision for corporate income tax at the applicable statutory tax rates	10,324	10,451
Tax effects of:
Non-deductible expenses	65	222
Loss (income) subject to lower tax rate	(176)	219
Income subject to final tax	(433)	(635)
Income not subject to tax	(1,095)	(75)
Net movement in deferred income tax	(5,554)	(2,305)
Equity share in net income of investees	–	(2)
Actual provision for corporate income tax	3,131	7,875

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, from January 2001.

In June 2006, ePLDT applied for pioneer status for its new projects which include VitroTM value-added services and additional capacity of the Data Center. If approved, the Company will be entitled to another six-year income tax holiday incentive. The application is pending final approval by the BOI.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance shall be entitled to certain tax incentives like ITH for six years starting June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Vocativ is registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and shall be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the National Government; and
(b) 2% which shall be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of commercial operations, effectively extending the ITH expiration to the end of March 2006. As at June 30, 2006, PEZA approved ITH extension for another year which effectively extends ITH expiration in April 2007.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

ePLDT Ventus is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, ePLDT Ventus shall be entitled to certain tax incentives such as an ITH for six years starting March 2005. In relation to this, ePLDT Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Two of ePLDT Ventus’ call center projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, ePLDT Ventus’ Iloilo and Pasig call center projects shall be entitled to certain tax incentives such as an ITH for six years starting March 2005 and August 2006, respectively. In relation to this, ePLDT Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees shall be entitled to ITH for a period of four years beginning December 2002.

Level Up! is originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and tax credit for taxes on duties on materials used in export products for ten years starting January 2003. On April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four to six years.

In September 2006, PEZA approved SPi’s application for registration as Ecozone Information Technology Enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and ITH for four years. After the ITH period, SPi is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and shall be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the National Government; and (b) 2% which shall be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, ITH for four years from February 2004.

Smart Broadband has three registered activities with the BOI on a pioneer status, namely: (i) new operator of telecommunications systems (inter-exchange carrier for data services); (ii) a new information technology service firm in the field of providing internet services; and (iii) new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, Smart Broadband is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years from February 2001, August 2001 and July 2005, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives availed for the nine months ended September 30, 2006 and 2005 amounted to Php157 million and Php168 million, respectively.

On May 24, 2005, the President signed into law Republic Act No. 9337 (the “Act”), which took effect on November 1, 2005. The Act, among others, introduced the following changes:

a.       Regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased to 35% (from 32%) beginning November 1, 2005 and the rate will be reduced to 30% beginning January 1, 2009. The regular corporate income tax rate shall be applied by multiplying the number of months covered by the new rate with the taxable income of the corporation during the period, divided by twelve months.

b.       VAT rate increased from 10% to 12% effective February 1, 2006.

c.       Input VAT on capital goods should be spread evenly over the useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds one million pesos.

Input VAT credit in every quarter shall not exceed 70% of the output VAT when taxpayer is in an excess input VAT position.

In 2006, the net movement in deferred tax assets pertains to deferred tax assets recognized in relation to the benefit that would be derived from the disposal of certain of Piltel’s assets with the expected lifting of the MTI restrictions resulting from the full repayment of Pitel’s restructured debt on December 4, 2006. For further discussion, please see Note 17 – Interest-bearing Financial Liabilities.

Our deferred income tax assets have been recorded to the extent that such deferred tax assets are expected to be utilized against sufficient future taxable profit. We had unrecognized deferred tax assets of Php268 million largely pertaining to asset impairment as at September 30, 2006.

Our unaudited consolidated unutilized NOLCO as at September 30, 2006 is detailed as follows:

Year Incurred	Year Expiring	(in million pesos)
2003	2006	6
2004	2007	34
2005	2008	11,229
2006	2009	3,040
		14,309

Tax benefit at 35%		5,008
Unrecognized deferred income tax assets as at September 30, 2006 (Unaudited)		(14)
		4,994

The benefit of MCIT amounting to Php484 million as at September 30, 2006 can be claimed as deductions against income tax payable until 2008.

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	Nine Months Ended September 30,
	2006		2005
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income attributable to equity holders of PLDT	25,744	25,744	24,755	24,755
Dividends on preferred shares	(342)	(37)	(1,136)	(37)
Dividends on preferred stock subject to mandatory redemption charged to interest expense for the period	–	–	–	81
Accretion of preferred stock subject to mandatory redemption	–	–	–	354
Foreign exchange gain on preferred stock subject to mandatory redemption	–	–	–	(635)
Net income applicable to common shares	25,402	25,707	23,619	24,518

	(in thousands, except per share amounts)

Outstanding common shares at beginning of period	180,789	180,789	170,214	170,214
Effect of issuance of common shares during the period	2,342	2,342	750	750
Average incremental number of shares under ESOP during the period		92	–	73
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to FF (Note 16)	–	2,284	–	2,817
Preferred Stock Series III (Note 16)	–	–	–	7,907
Preferred Stock Series VII (Note 17)	–	–	–	3,842
Weighted average number of common shares for the period	183,131	185,507	170,964	185,603
Earnings per common share	Php138.71	Php138.58	Php138.15	Php132.10

Dividends Declared For The Nine Months Ended September 30, 2006 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	February 27, 2006	March 17, 2006	April 15, 2006	Php4.675	1
	June 13, 2006	June 28, 2006	July 15, 2006	4.675	–
	August 28, 2006	September 27, 2006	October 15, 2006	4.675	1
Series VI	February 27, 2006	March 17, 2006	April 15, 2006	US$0.09925	20
	June 13, 2006	June 28, 2006	July 15, 2006	0.09925	14
	August 28, 2006	September 27, 2006	October 15, 2006	0.09925	9
Series VII	February 27, 2006	March 17, 2006	April 15, 2006	JPY10.179725	17
	June 13, 2006	June 28, 2006	July 15, 2006	10.179725	18
	August 28, 2006	September 27, 2006	October 15, 2006	10.179725	6
Charged to income					86

10% Cumulative Convertible Preferred Stock
Series CC	January 31, 2006	February 28, 2006	March 31, 2006	Php1.00	17
Series DD	January 31, 2006	February 15, 2006	February 28, 2006	1.00	3
Series EE	March 28, 2006	April 27, 2006	May 31, 2006	1.00	–
Series A, I, R, W, AA and BB	July 11, 2006	August 1, 2006	August 31, 2006	1.00	128
Series B, F, Q, V and Z	August 8, 2006	September 1, 2006	September 29, 2006	1.00	90
Series E, K, O and U	August 28, 2006	September 27, 2006	October 31, 2006	1.00	45
					283

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 31, 2006	February 23, 2006	March 15, 2006	–	12
	May 9, 2006	May 26, 2006	June 15, 2006	–	12
	July 11, 2006	August 10, 2006	September 15, 2006	–	12
					36

Common Stock	February 27, 2006	March 20, 2006	April 20, 2006	Php28.00	5,080
	August 8, 2006	August 21, 2006	September 21, 2006	50.00	9,380
Charged to retained earnings					14,779

* Dividends are declared based on total amount paid up.

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2005 (Audited)
Cost	107,781	82,353	61,031	19,739	27,923	10,560	7,918	2,438	11,794	331,537
Accumulated depreciation and amortization	(41,262)	(46,259)	(29,410)	(5,196)	(21,056)	(6,083)	(5,048)	(249)	–	(154,563)
Net book value	66,519	36,094	31,621	14,543	6,867	4,477	2,870	2,189	11,794	176,974
Nine Months Ended September 30, 2006 (Unaudited)
Net book value at beginning of period	66,519	36,094	31,621	14,543	6,867	4,477	2,870	2,189	11,794	176,974
Additions/Transfers – net	3,945	1,490	6,336	384	1,959	–	1,079	–	1,800	16,993
Disposals/Retirements	(19)	(158)	(182)	(71)	(62)	–	(2)	(4)	(264)	(762)
Translation differences charged directly to cumulative translation adjustments	(13)	99	–	280	297	(222)	9	20	35	505
Depreciation and amortization	(3,985)	(8,657)	(5,665)	(977)	(3,198)	(469)	(691)	(17)	–	(23,659)
Net book value at end of period	66,447	28,868	32,110	14,159	5,863	3,786	3,265	2,188	13,365	170,051
September 30, 2006 (Unaudited)
Cost	111,730	83,731	66,894	20,330	30,444	10,052	8,908	2,456	13,365	347,910
Accumulated depreciation and amortization	(45,283)	(54,863)	(34,784)	(6,171)	(24,581)	(6,266)	(5,643)	(268)	–	(177,859)
Net book value	66,447	28,868	32,110	14,159	5,863	3,786	3,265	2,188	13,365	170,051

Substantially all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 17 – Interest-bearing Financial Liabilities). Interest, using an average capitalization rate of 9%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the nine months ended
September 30, 2006 and 2005 were as follows:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Interest	428	348
Foreign exchange gains	239	201

As at September 30, 2006 and December 31, 2005, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php3,579 million and Php4,276 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	15 – 20 years
Cable and wire facilities	10 – 25 years
Information origination and termination equipment	5 – 15 years
Communications satellite	15 years
Vehicles, furniture and other work equipment	3 – 10 years
Cellular facilities	3 – 10 years
Land improvements	10 years

We recognized additional depreciation and amortization charges of Php6,350 million and Php360 million for the nine months ended September 30, 2006 and 2005, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion.

Property, plant and equipment include the following amounts for capitalized leases as at September 30, 2006 and December 31, 2005:

	September 30, 2006 (Unaudited)			December 31, 2005 (Audited)
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	447	1,082	1,529	361	1,039	1,400
Less accumulated depreciation	338	908	1,246	293	719	1,012
	109	174	283	68	320	388

The following table summarizes all changes to the asset retirement obligations as at September 30, 2006 and December 31, 2005:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Asset retirement obligations at beginning of period	752	638
Accretion expenses	65	79
Additional liability recognized during the period	16	63
Settlement of obligations	(49)	(28)
Asset retirement obligations at end of period (Note 18)	784	752

9. Investments in Associates

This account consists of:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
ACeS International Limited, or AIL	1,614	1,614
Mabuhay Space Holdings Limited	960	1,013
Stradcom International Holdings, Inc.	616	616
Philweb Corporation	428	–
BayanTrade Dotcom, Inc.	97	97
SPi Jinan Content Conversion Co. Ltd.	8	–
ePDS, Inc.	6	6
	3,729	3,346
Less accumulated impairment losses and equity share in net losses of associates	3,278	3,331
Total cost and accumulated impairment losses and equity share in net losses of associates	451	15

Investment of ACeS Philippines in AIL

As at September 30, 2006, ACeS Philippines has a 20% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda I Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various banks signed the Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012, see Note 20 – Related Party Transactions.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

Investment of Mabuhay Satellite in Mabuhay Satellite Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and had offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among others, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties shall receive title over such number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php431 million in 2004.

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and consistent excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Stradcom Corporation is currently undertaking the issuance of Asset-Backed Bonds amounting to Php1.6 billion intended for debt refinancing and general corporate purposes, including working capital and investments.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based gaming company, equivalent to 20% of the total outstanding capital stock at a price of Php0.020 per share or an aggregate amount of Php502 million. Of the total subscription price, Php427 million was paid by ePLDT on closing date. The portion of the unpaid subscription price amounting to Php25 million shall be paid by ePLDT at the same time as the Philweb majority stockholder pays the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s board of directors. The balance of Php50 million shall be paid upon the lapse of the post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the balance sheet.

In October 2006, ePLDT acquired additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 25.5%.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the Securities and Exchange Commission, or SEC, on August 8, 2000 to provide: (a) business-to-business electronic purchasing marketplace to link buyers and suppliers of good services over the Internet; (b) electronic catalogue purchasing facilities over the Internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) such facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before
August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

On June 30, 2003, ePLDT signed a JVA with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC, or Spring, pursuant to which the parties formed ePDS, a bills printing company which does laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

In October 2005, ePDS’ Board of Directors approved the declaration of a 100% stock dividend on its common stock equivalent to Php11 million. The stock dividends were issued from the increase in authorized capital stock of ePDS which was approved by the SEC in June 2006.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with Philippine GAAP for equity investees for which we have significant influence as at September 30, 2006 and December 31, 2005 and for the nine months ended September 30, 2006 and 2005.

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Noncurrent assets	1,390	1,388
Current assets	1,260	652
Capital deficiency	(9,792)	(10,787)
Noncurrent liabilities	10,390	11,242
Current liabilities	2,052	1,585

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Revenues	624	412
Revenues less cost of revenues	483	318
Expenses	390	276
Net loss	(321)	(188)

10. Investment Properties

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Balance at beginning of period	701	743
Disposals	(29)	(15)
Net loss from fair value adjustments	–	(27)
Balance at end of period	672	701

Investment properties are stated at fair values, which has been determined based on the latest valuations performed by an independent firm of appraisers. The valuation undertaken was based on an open market value, supported by market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the date of valuation, in accordance with international valuation standards.

11. Goodwill and Intangible Assets

Movements in the goodwill and intangible assets during the periods are as follows:

	September 30, 2006 (Unaudited)			December 31, 2005 (Audited)
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of period	1,942	1,991	3,933	1,934	1,991	3,925
Additions	9,145	305	9,450	8	–	8
Balance at end of period	11,087	2,296	13,383	1,942	1,991	3,933

Accumulated amortization and impairment:
Balance at beginning of period	(438)	(446)	(884)	(438)	(181)	(619)
Additions	–	(255)	(255)	–	(265)	(265)
Balance at end of period	(438)	(701)	(1,139)	(438)	(446)	(884)
Net balance	10,649	1,595	12,244	1,504	1,545	3,049

Intangible assets include a technology application with an estimated useful life of three years arising from the acquisition of Wolfpac and certain intangible assets arising from the acquisition of Smart Broadband in 2004. In December 2005, an independent appraiser completed the valuation work for certain of Smart Broadband’s intangible assets and determined goodwill amounting to Php1,415 million at the time of acquisition. Smart Broadband’s intangible asset composition and estimated useful lives were revised as follows:

Licenses	18 years
Spectrum	15 years
Technology	5 years
Customer base	3 years

The acquisition of the remaining 20% equity investment in Wolfpac on May 8, 2006 resulted in additional intangibles of Php46 million.

In 2006, ePLDT acquired a 60% equity interest in Level Up!, to strengthen its on-line gaming business. The fair value of Level Up!’s net assets, determined provisionally, was assessed to be equal to its book value, which resulted in goodwill amounting to Php348 million at the time of acquisition. Intangible assets pertaining to Level Up!’s customer base was provisionally determined at Php55 million with an estimated useful life of three years.

In relation to ePLDT’s acquisition of Philweb, intangible assets pertaining to Philweb’s contracts were provisionally determined at Php297 million with an estimated useful life of ten years.

ePLDT’s acquisition of SPi resulted in total goodwill of Php9 billion including goodwill pertaining to SPi’s acquisition of Cymed which was provisionally determined to be Php1 billion.

12. Notes Receivable

Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered into an agreement whereby ePLDT granted a seven-year zero-coupon loan to FAME amounting to US$3.1 million. Upon maturity of the loan, which is at the end of seven (7) years from issuance, ePLDT may require FAME to redeem or pay the loan at a redemption value amounting to US$6.1 million. At any time during the life of the outstanding loan, ePLDT may convert the loan into 20% of the total outstanding capital stock of FAME.

On August 20, 2004, FAME changed its corporate name to TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT would granted another seven-year zero coupon loan to TSSI amounting to US$3.1 million with the same terms and features as the first loan. As at September 30, 2006, the aggregate loans of ePLDT to TSSI amounted to US$6.2 million.

As at September 30, 2006, ePLDT has not yet converted its investment in debt securities into TSSI’s shares of stock. TSSI is a systems integrator for the internet and a mobile telephone gaming project.

The debt instrument was initially recorded at fair value computed as the present value of estimated future cash flows and subsequently measured at amortized cost at effective yield.

13. Cash and Cash Equivalents

This account consists of:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Cash on hand and in banks	3,386	6,496
Temporary cash investments	15,278	23,568
	18,664	30,064

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

14. Trade and Other Receivables

This account consists of receivables from:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Customers and carriers	25,150	24,475
Others (Notes 20, 22 and 23)	4,167	1,184
	29,317	25,659
Less allowance for doubtful accounts	17,364	18,546
	11,953	7,113

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which, US$5 million remains outstanding as at September 30, 2006, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$4 million (Php213 million) and US$9 million (Php504 million) for the nine months ended September 30, 2006 and 2005, respectively. Loss on sale of receivables under the RPD amounted to US$1 million (Php22 million) and US$1 million (Php60 million) for the nine months ended September 30, 2006 and 2005, respectively.

15. Inventories and Supplies

This account consists of:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	768	806
At cost	1,047	1,024
Spare parts and supplies:
At net realizable value	316	493
At cost	1,210	1,376
Others:
At net realizable value	181	249
At cost	181	249
At lower of cost or net realizable value	1,265	1,548

16. Equity

The movement of PLDT’s capital account follows:

	Preferred Stock – Php10 par value
	Series A to FF	III	IV	Total Preferred Stock		Common Stock – Php5 par value
	No. of Shares				Amount	No. of Shares	Amount
	(in millions)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Issuance	–	–	–	–	3	1	2
Conversion	(2)	(5)	–	(7)	(67)	10	51
Balance at December 31, 2005 (Audited)	407	–	36	443	Php4,433	181	Php904

Balance at January 1, 2006	407	–	36	443	Php4,433	181	Php904
Issuance	–	–	–	–	2	–	–
Conversion	–	–	–	–	(8)	7	36
Balance at September 30, 2006 (Unaudited)	407	–	36	443	Php4,427	188	Php940

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to FF 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at September 30, 2006, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of subscriber investment plan, or SIP, Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock shall be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall be deemed appropriate.

At PLDT’s option, the Series A to FF 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On December 6, 2005, the Board of Directors designated 100,000 shares of serial preferred stock as Series GG 10% Cumulative Convertible Preferred Stock for issuance throughout 2006. Confirmation of exemption of SIP Series FF and GG under Section 10.2 of the Securities Regulation Code is still pending with the SEC.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into Common Stock at the option of the holder at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 shares of Common Stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events, and is not redeemable.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200
Series III Convertible Preferred Stock into shares of PLDT Common Stock. The conditions for mandatory conversion under the terms of the Series III Preferred Stock have been satisfied, including:
(i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19 a share (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock, and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock.

As at December 19, 2005, all of the outstanding shares of Series III Convertible Preferred Stock were mandatorily converted into PLDT Common Stock (the “Mandatory Conversion Date”) wherein each share of Series III Convertible Preferred Stock was converted into 1.7129 shares of Common Stock.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

17. Interest-bearing Financial Liabilities

This account consists of the following:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt (Note 24)	64,253	84,860
Obligations under capital lease (Notes 8 and 24)	202	381
Preferred stock subject to mandatory redemption (Note 24)	1,989	11,974
	66,444	97,215

Current portion of interest-bearing financial liabilities:
Notes payable	188	–
Long-term debt maturing within one year (Note 24)	19,465	18,684
Obligations under capital lease maturing within one year (Notes 8 and 24)	859	717
	20,512	19,401

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Long-term debt	6,267	8,829
Obligations under capital lease (Note 8)	556	602
Preferred stock subject to mandatory redemption	435	3,916
Total unamortized debt discount	7,258	13,347

The following table describes all changes to unamortized debt discount as at September 30, 2006 and December 31, 2005.

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	13,347	18,581
Revaluations	(473)	(1,114)
Additions during the period	34	198
Settlements and conversions during the period	(2,605)	(1,436)
Accretion during the period charged to interest expense (Note 5)	(3,045)	(2,882)
Unamortized debt discount at end of period	7,258	13,347

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	September 30, 2006 (Unaudited)		December 31, 2005 (Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5%	US$208	Php10,474	US$254	Php13,489
Finnvera, plc, or Finnvera	7.53% - 7.75% and US$ LIBOR + 0.05%	69	3,456	105	5,552
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1%	37	1,868	49	2,612
Others	5.83% - 6.60% and US$ LIBOR + 0.15% - 1.60% and GOVCO’s cost + 0.20%	18	905	28	1,473
		332	16,703	436	23,126
Fixed Rate Notes	7.85% - 11.375%	843	42,356	987	52,354
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1%	173	8,690	165	8,748
GSM Network Expansion Facilities	4.49% - 4.515% and US$ LIBOR + .815% - 3.25%	160	8,037	86	4,562
Others	US$ LIBOR + 0.40% and 1.75% - 8.9%	10	500	18	978
Restructured Loans	US$ LIBOR + 1%	66	3,319	90	4,767
Satellite Acquisition Loans	5.66% and US$ LIBOR + 1.75% and 2.75%	45	2,245	57	3,040
		US$1,629	81,850	US$1,839	97,575

Japanese Yen Debt:
JBIC’s Overseas Investment Loan, or OIL	2.125%	JP¥–	–	JP¥6,970	3,139
Export Credit Agency-Supported Loan – NEXI Supported Loan	JP¥ LIBOR + 1.70%	–	–	1,573	709
		JP¥–	–	JP¥8,543	3,848

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	15% - 15.816%		1,578		1,576
Term Loan:
Secured Term Loans	24% and 90-day PHIBOR + 3%		22		166
Restructured Loans	91-day T-Bill rate + 1%		268		379
			1,868		2,121
			83,718		103,544
Less portion maturing within one year			19,465		18,684
Total long-term debt			Php64,253		Php84,860

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at September 30, 2006 are as follows:

	U.S. Dollar Loans		Php Loans	Total
	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
Year
2006(1)	104	5,250	1,049	6,299
2007	318	15,965	11	15,976
2008	139	6,978	–	6,978
2009	294	14,756	–	14,756
2010	63	3,150	810	3,960
2011 and onwards	836	42,016	–	42,016
	1,754	88,115	1,870	89,985

(1) October 1, 2006 through December 31, 2006

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at September 30, 2006, we owed US$208 million aggregate principal amount of debt to KfW, as follows:

  US$159 million provided under various export credit agency-backed facilities, of which US$49 million was in connection with our expansion and service improvement programs and US$110 million in connection with the US$149 million refinancing facility discussed below; and

  US$49 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php7,033 million) under this facility as at September 30, 2006. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$7 million will mature in 2006, US$72 million will mature in 2007, US$55 million will mature in 2008, US$43 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnvera, plc, or Finnvera

As at September 30, 2006, US$69 million principal amount of Smart’s debt was provided by various banks under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by guaranty from Finnvera, the Finnish export credit agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. This is the only remaining outstanding facility guaranteed under Finnvera. Other Finnvera-guaranteed GSM loan facilities were already fully paid in the aggregate amount of US$16.5 million for GSM Phases 3 and 4 loan facilities on April 28, 2006, and in the aggregate amount of US$5.8 million for GSM Phases 1 and 2 loan facilities on October 31, 2005.

The US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid last March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amount outstanding under the remaining Finnvera guaranteed loan, US$19 million will mature in 2007, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at September 30, 2006 was US$37 million.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy and Australia, in the aggregate outstanding principal amount of US$15 million as at September 30, 2006. Smart, likewise, obtained loans guaranteed by the export credit agencies of Norway and Italy amounting to US$3 million. Of the amounts outstanding under these loans, US$4 million will mature in 2006, US$10 million will mature in 2007, US$2 million will mature in 2008, US$1 million will mature in 2009 and US$1 million will mature in 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at September 30, 2006 and December 31, 2005:

Principal Amount	Interest Rate	Maturity Date	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php14,877	US$296	Php15,700
US$250,000,000	11.375%	May 15, 2012	244	12,246	243	12,902
US$175,000,000	10.500%	April 15, 2009	174	8,746	174	9,223
US$110,068,000	7.850%	March 6, 2007	110	5,525	138	7,320
US$ 19,310,000	10.625%	May 15, 2007	19	962	21	1,105
US$112,168,000	9.250%	June 30, 2006	–	–	115	6,104
			US$843	Php42,356	US$987	Php52,354

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million. As at September 30, 2006, unamortized discount amounted to Php5,544 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility supported by Finnvera and Finnish Export Credit, plc, or FEC, as the lender with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility was drawn in November 22, 2004, of which US$73 million remained outstanding as at September 30, 2006. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million supported by Finnvera. The NIB loan balance of US$12.0 million was prepaid in full on December 8, 2005, and the FMO loan balance of US$4.09 million was prepaid in full on March 1, 2006.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in ten equal installments commencing six months from the first drawdown date at a floating rate of US$ LIBOR plus .815% margin per annum. The facility was drawn on July 11, 2006 for the full amount of US$30 million at a floating interest of 6.445% (5.63% Libor + .815% per annum margin). The first installment payment will commence on January 11, 2007. The US$ 30 million remains outstanding as of September 30, 2006.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with FEC as the Lender. Smart opted to utilize only a total of US$67 million which was drawn in February 15, 2006 and March 13, 2006 for US$10 million and US$57 million respectively. The balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. As at September 30, 2006, the US$59 million remains outstanding.

On July 31, 2006, Smart signed a U.S. Dollar Term Loan Facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank, Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date at a CIRR Fixed rate of 4.05% per annum. The facility will be drawn on November 10, 2006 for the full amount of US$44 million.

Other Term Loan

On December 1, 2001, CyMed availed of 6-year non-interest bearing advances from certain officers of the company to fund its operating expenses which include salaries and other incidental expenses. The outstanding balance of this loan as at September 30, 2006 amounted to Php46 million which will mature on December 31, 2006. SPi purchased its investment in CyMed on August 2006.

Undrawn Facilities

On August 14, 2006, Smart signed a Peso Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2.5 billion. The facility is a
5 year loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at 3-month MART plus .75% per annum margin.

On October 16, 2006, Smart signed a U.S. Dollar Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. The facility is a 5 year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at 3-month LIBOR plus .75% per annum margin.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring, 50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock, which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII Convertible Preferred Stock was issued for every five (5) Piltel Series K Class I Convertible Preferred Stock. Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became their participation in the Conversion Notes Facility and in a single Tranche Peso loan, or the Term Notes Facility, respectively.

Additional creditors participated in the debt restructuring plan, such that only convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders) remain unrestructured.

Piltel’s residual long-term debt to third parties consists of:

Description	September 30, 2006 (Unaudited)		December 31, 2005 (Audited)
	(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php136		Php190
15 year Tranche C		132		189
		268		379
U.S. Dollars
10 year Tranche B	US$6	279	US$8	400
15 year Tranche C	5	270	7	395
15 year Conversion Notes Facility	55	2,770	75	3,972
	US$66	3,319	US$90	4,767
Total		3,587		5,146
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	46	US$1	49
Total		3,633		5,195
Less portion maturing within one year		3,633		103
		Php–		Php5,092

The following is a summary of the key economic terms relating to the restructuring of the financial debt taking the form of Tranche B Loan, Tranche C Loan, Term Notes Facility and Conversion Notes Facility.

	Tranche B Loans	Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from June 4, 2001	15 years from June 4, 2001	15 years plus 10 days from June 4, 2001	15 years from June 4, 2001
Amortization	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank rate for U.S. dollar deposits, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR interbank rate for Yen deposits for three-month deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support, or LOS, for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flows from Piltel’s operations fall short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at September 30, 2006 and December 31, 2005, the remaining undrawn balance available under the PLDT LOS was US$50 million, approximately Php2,525 million and Php2,666 million, due to prior investments made from March 23, 2000 to December 31, 2002 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the Mortgage Trust Indenture, or MTI, dated June 4, 2001 between Piltel and Chase Manhattan Bank as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Notes Facility) will share equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Notes Facility will share equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and by the NTC on May 18, 2001.

Piltel likewise agreed to pay into a dedicated account (a Sinking Fund Account) the amount by which
(a) earnings before interest, tax, depreciation and amortization, and exceptional items for a financial year is greater than (b) 200% of the projected debt service costs and permitted capital expenditure for the following financial year (the Excess Cash flow). The money in that Sinking Fund Account will be used (before any drawings are made under the LOS) to fund cash flow deficiencies of Piltel. Also, if actual capital expenditure for a financial year differs from the projected capital expenditure, Piltel will either pay into the Sinking Fund Account established at the end of that year an amount equal to any over-projection of capital expenditure or will be entitled to withdraw funds, if any, equal to any under-projection. Any credit balance in the Sinking Fund Account after two financial years will be used to prepay all participating creditors on a pro rata basis.

On June 5, 2006, Piltel made a partial voluntary prepayment of principal under its Philippine peso facility, U.S. dollar facilities, Japanese yen facility and conversion notes facility. The voluntary prepayment was made in lieu of depositing the Excess Cash Flow from the operations of Piltel’s business into a Sinking Fund Account. The aggregate voluntary prepayment amount was Php9,325 million (Php6,393 million to Smart and Php2,932 million to third party creditors) or US$176 million (US$121 million to Smart and US$55 million to third party creditors), which was applied proportionately to the various debt facilities as set out in the Intercreditor Agreement, or ICA, dated June 4, 2001.

On July 7, 2006, Piltel, PLDT and JPMorgan Chase Bank, N.A. (Manila Branch), as Security Agent on behalf of the Finance Parties under the ICA agreed to the amendment of Clause 25 of the ICA to allow the amendment of any term of the MTI and the release and sale of certain properties or assets from the security interests created by the MTI upon the instructions of the creditor representatives. On the same date, and following the effectivity of the amendment of the ICA, Piltel and the Security Agent, executed the Amendment to the MTI, pursuant to which Piltel is allowed to sell or dispose of certain categories of assets or properties with the consent of the Majority Bank Creditors, the Majority Trade Creditors and the Trustee, provided, however that for as long as Avenue Asia holds majority of Piltel’s Conversion Notes, the prior consent of Avenue Asia will be required for (i) any sale or disposition of any of the real properties of Piltel, and (ii) any sale or disposition of assets to Smart, PLDT or any of its affiliates.

On October 25, 2006, Piltel submitted to Metrobank, as security agent, a notice to voluntarily prepay its debts under the ICA. The prepayment will be made on December 4, 2006, in the aggregate amount of US$233 million of which US$161 million is owed to Smart and US$72 million to third party creditors. This would bring Pitel’s restructured debts to zero.

In anticipation of the full prepayment on December 4, 2006, Piltel brought its long-term debts to their nominal amounts by recognizing as expense the unamortized debt discount of Php763 million.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank of the United States approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. As at September 30, 2006, the remaining outstanding loan amounted to US$10 million (Php524 million).

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit which as at September 30, 2006 had an aggregate stated value not exceeding US$11 million (Php554 million) in favor of U.S. Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$34 million (Php1,721 million), which will mature on various dates from 2006 to 2007.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system; (b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

As at September 30, 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. All outstanding amounts related to this loan were repaid in full on September 21, 2006.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which all outstanding amounts were repaid in full on June 13, 2006.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matured on November 9, 2004 and Php770 million will mature on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matured on June 9, 2005 and Php810 million will mature on June 9, 2010.

Term Loans

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning year 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into a three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, dated March 15, 2004, with Asia United Bank – Trust and Investments Group, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at September 30, 2006, the outstanding balance of this loan amounted to Php22 million, of which Php11 million will mature by the end of 2006 and the balance in March 2007.

Php149 Million Term Loan Facility

In January 2003, Vocativ, a wholly-owned call center subsidiary of ePLDT, was granted a 5-year Php150 million term loan facility by Asia United Bank. Pending completion of the required documentation, the bank has extended the same amount as a bridge facility. The bridge facility is renewable every 90 days until such time that the term loan documentation is completed. In July 2004, the said documentation has been completed. Under the new terms of the Loan, Vocativ agreed to pay the remaining principal of Php149 million in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. In 2005, Vocativ partially prepaid the Loan amounting to Php40 million. In 2006, Vocativ prepaid the remaining balance of Php89 million and Php20 million in January and April, respectively.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments;
(d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) creating any lien or security interest; (i) permitting set-off against amounts owed to PLDT; (j) merging or consolidating with any other company; (k) entering into transactions with stockholders and affiliates; and (l) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at September 30, 2006, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite impose several negative covenants. In particular, these covenants, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at September 30, 2006, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases are as follows as at September 30, 2006:

Year	(Unaudited)
(in million pesos)
2006	745
2007	380
2008	36
2009	12
2010	8
2011 and onwards	436
Total minimum lease payments	1,617
Less amount representing interest	556
Present value of net minimum lease payments	1,061
Less obligations under capital lease maturing within one year (Note 8)	859
Long-term portion of obligations under capital lease (Note 8)	202

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to provide telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at September 30, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then, no mutually acceptable agreement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. In response, the DOTC, in a letter dated October 17, 2005, informed PLDT that pursuant to Executive Order No. 269, series of 2004, dated January 12, 2004, the existing communications programs and projects implemented by DOTC were transferred to the Commission on Information and Communications Technology, or CICT, and that the DOTC had forwarded to CICT PLDT’s letter dated September 28, 2005. In a letter dated March 24, 2006, the CICT informed PLDT that the CICT poses no objection on PLDT’s stated intentions and preference to refer the unresolved and outstanding issues to the Philippine Dispute Resolution Center, Inc., or PDRCI, per the arbitration clause of the lease agreement. On June 27, 2006, a Request for Arbitration dated June 1, 2006 was filed by PLDT with the PDRCI. The DOTC has not yet filed its Answer to the said Request for Arbitration. As at September 30, 2006, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php27 million and Php735 million, respectively.

Piltel also entered into an agreement for the financial lease of the Palawan Telecommunications System of the Municipal Telephone Public Office with the DOTC on September 3, 1994. The Municipal Telephone Public Office Contract is a 30-year contract for Piltel to lease facilities for public call office stations in the Palawan area, with revenues going to Piltel. In consideration, Piltel pays the DOTC an escalating annual lease fee. As at September 30, 2006, Piltel’s aggregate remaining obligation under this agreement was approximately Php477 million.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have capital lease obligations aggregating Php282 million as at September 30, 2006 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption follow:

	September 30, 2006 (Unaudited)				December 31, 2005 (Audited)
	Series V	Series VI	Series VII	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of period	272	6,321	5,381	11,974	2,103	6,440	6,072	14,615
Conversion	(224)	(4,630)	(5,543)	(10,397)	(2,083)	(507)	–	(2,590)
Accretion	12	445	282	739	252	782	451	1,485
Revaluation	–	(207)	(120)	(327)	–	(394)	(1,142)	(1,536)
Balance at end of period	60	1,929	–	1,989	272	6,321	5,381	11,974

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

The Series V Convertible Preferred Stock was designated as compound instrument consisting of liability and equity components. The fair value of the Convertible Preferred Stock was determined at issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component Convertible Preferred Stock Series VI and VII, was designated as debt instrument with embedded call options. The fair value of the Convertible Preferred Stock was determined at issue date, of which the fair value of embedded call options was bifurcated and accounted for separately, see Note 2 – Summary of Significant Accounting Policies and Practices and Note 24 – Financial Assets and Liabilities. The residual amount was assigned as liability components and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest as at September 30, 2006 and 2005 amounted to Php739 million and Php818 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php1,989 million and Php11,974 million as at September 30, 2006 and December 31, 2005, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at September 30, 2006 and December 31, 2005, 10,520,754 shares and 3,376,743 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. On August 18, 2006, all 3,842,000 shares of Series VII Convertible Preferred Stock have been converted into PLDT common shares. The outstanding shares of Series V and VI Convertible Preferred Stock as at September 30, 2006 were 46,047 and 1,291,743, respectively. The aggregate redemption value of the outstanding Series V and VI Convertible Preferred Stock amounted to Php2,424 million and Php15,890 million as at September 30, 2006 and December 31, 2005, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php113 million and Php196 million for the nine months ended September 30, 2006 and 2005, respectively.

Notes Payable

In 2006, SPi obtained unsecured dollar-denominated short-term notes payable from various local commercial banks amounting to US$3.7 million. Interest on the notes range from 7.4% to 9.2% of the outstanding balance per annum and the notes are payable within an average of 150 days from availment date. The outstanding balance of Php188 million as at September 30, 2006 will mature in various dates from October 2006 to February 2007.

18. Other Noncurrent Liabilities

This account consists of:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	5,057	5,769
Asset retirement obligations (Note 8)	784	752
Prepayments received under receivable purchase facility (Note 14)	232	976
Unearned revenues	84	71
Others	6	32
	6,163	7,600

19. Accrued Expenses and Other Current Liabilities

This account consists of:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Accrued employee benefits (Note 21)	7,555	1,760
Accrued utilities and related expenses	6,868	5,559
Accrued interest and other related costs (Notes 17 and 20)	2,371	2,003
Accrued taxes and related expenses	838	760
Payable in installment purchase of equity investment	–	1,278
Others	893	1,946
	18,525	13,306

20. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a National Service Provider, or Founder NSP, Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002, following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. As at September 30, 2006, PLDT’s outstanding payables under the original Air Time Purchase Agreement was Php3,924 million. See Note 22 – Contractual Obligations and Commercial Commitments and Note 23 – Provisions and Contingencies for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from
PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL of PT Asia Cellular Satellite’s rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of the Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL,
P.T. Bank Internasional Indonesia and various banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 30, 2012.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or any of its subsidiaries is a party, in which a director or key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at September 30, 2006 (unaudited) and December 31, 2005 (audited) and for the nine months ended September 30, 2006 and 2005 (unaudited) are as follows:

1. Cooperation Agreement with the First Pacific and certain affiliates, or FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, First Pacific and certain affiliates, or the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discount with DoCoMo.

•         Additional Rights of DoCoMo. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to certain additional rights under the Cooperation Agreement.

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT board of directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between DoCoMo and Smart

The Integrated i-mode Service Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode service package including non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. The initial license fee paid as at September 30, 2006 amounted to US$1 million or Php53 million.

3. Advisory Services Agreement between DoCoMo and PLDT

The Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement between PLDT and DoCoMo. Pursuant to the Agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003 and March 31, 2005, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php144 million and Php185 million for the nine months ended September 30, 2006 and 2005, respectively. As at September 30, 2006 and December 31, 2005, outstanding obligations of PLDT amounted to Php19 million and Php23 million, respectively.

5. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the technical service agreement extending the effectivity of the terms of the agreement to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% royalty payable by Smart to ALBV, effective January 1, 2005.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php398 million and Php383 million for the nine months ended September 30, 2006 and 2005, respectively. Outstanding obligations of Smart under these agreements amounted to Php154 million and Php194 million as at September 30, 2006 and December 31, 2005, respectively.

6. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php283 million and Php386 million for the nine months ended September 30, 2006 and 2005, respectively. Two directors of PLDT have a direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Management Personnel of the PLDT Group

PLDT Group’s compensation of key management personnel by benefit type follows:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Short-term employee benefits	464	422
Share-based payments (Note 21)	812	859
Post-employment benefits	26	22
	1,302	1,303

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended, except Manuel V. Pangilinan, who has waived his right to receive a director’s fee. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

21. Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT had been reserved as underlying shares of options under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Balance at beginning of period	197,500	536,589
Exercised shares*	(70,709)	(335,605)
Cancellations/forfeitures	–	(3,484)
Balance at end of period	126,791	197,500

* Based on date of payment of exercised shares.

As at September 30, 2006, options covering a total of 743,059 shares had been exercised by certain officers and executives at an exercise price of Php814 per share.

The fair value of the ESOP plan was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of option, exercise share price of Php814 and a weighted average share price of Php870 for the 1999 Grant and of Php315 for the 2002 Grant as at valuation date. Total fair value of shares granted amounted to Php359 million as at September 30, 2006 and December 31, 2005. There was no fair value of options recognized as an expense for the nine months ended September 30, 2006 and 2005.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP was originally a four-year cash-settled share based plan covering the period January 1, 2004 to December 31, 2007. The payment was intended to be made at the end of the plan period (without interim payments) contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which was the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, was approximately 15% per annum compounded for the plan period.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board to cover the 2007-2009 plan. As a result of the establishment of the new LTIP, the Board also approved the early vesting of the current LTIP by the end of 2006.

The fair value of the LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rate, remaining life of option and share price Php2,270.00 as at September 30, 2006. Incentive cost per share as at September 30, 2006 and December 31, 2005 amounted to Php1,344.74 and Php1,044.01, respectively. The fair value of the LTIP recognized as an expense for the nine months ended September 30, 2006 and 2005 amounted to Php2,677 million and Php866 million, respectively.

Movements in the number of share appreciation rights outstanding under the LTIP are as follows:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Balance at beginning of period	3,884,406	3,685,959
Cancellations/forfeitures	(117,007)	(294,982)
Awards	–	493,429
Balance at end of period	3,767,399	3,884,406

Pension

Defined Benefit Plans

We have defined benefit pension plans, covering substantially our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, Inc., which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net of pension cost and average assumptions used in developing the valuation are as follows:

(in million pesos)
Benefit obligation as at December 31, 2005	7,652
Fair value of plan assets as at December 31, 2005	5,154
Funded status	2,498
Unrealized net transition obligation	(61)
Unrecognized net actuarial gain	(162)
Accrued benefit cost as at December 31, 2005 (Audited)	2,275
Accrual of pension cost during the period	677
Contributions	(59)
Accrued benefit cost as at September 30, 2006 (Unaudited)	2,893

Net pension cost was computed as follows:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Components of net periodic benefit cost:
Service cost	376	337
Interest cost	670	517
Actual return on plan assets	(406)	(357)
Amortization of unrecognized net transition obligation	37	42
Recognition of transitional liability	–	3
Net periodic benefit cost	677	542

The unaudited weighted average assumptions used to determine pension benefits as at September 30, 2006 are as follows:

Discount rate	12%
Rate of increase in compensation	9%
Expected rate of return on plan assets	10%

As at September 30, 2006, the assets of the beneficial trust fund established for the PLDT pension plan include investments in shares of stock of PLDT and Piltel with fair values aggregating Php1,955 million, which represent about 32% of said beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund adopts an investment approach of mixed equity and fixed income investments to maximize the long-term return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan follows:

	September 30, 2006 (Unaudited)	December 31, 2005 (Unaudited)
Investments in equity securities	45%	44%
Investments in debt and fixed income securities	29%	28%
Investments in real estate	11%	13%
Investments in mutual funds	8%	7%
Investments in temporary placements	7%	8%
	100%	100%

PLDT expects to make approximately Php558 million of cash contributions to its pension plan in 2006.

Defined Contribution Plan

Smart maintains a trustee-managed, tax-qualified, multi-employer plan covering substantially all permanent and regular employees. The plan has a defined contribution format wherein Smart’s obligation is limited to a specified contribution to the plan. It is being financed by the participating companies (Smart and its subsidiary, I-Contacts, Inc.) and employee contribution is optional.

The allocation of the fair value of plan assets for Smart as at September 30, 2006 (unaudited) and as at December 31, 2005 (audited) follows:

Investments in debt securities	71%
Investments in equity securities	24%
Others	5%
100%

Smart expects to make approximately Php117 million of cash contributions to its pension plan in 2006.

Pension Benefit Cost

Total pension benefit cost follows:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	677	542
Expense recognized for defined contribution plans	83	50
Total	760	592

22. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our unaudited consolidated contractual obligations outstanding as at September 30, 2006:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt(1)	89,985	19,625	22,539	6,107	41,714
Long-term lease obligations:
Operating lease	3,553	607	1,093	861	992
Capital lease	1,617	1,024	148	18	427
Unconditional purchase obligations(2)	10,327	5,051	2,010	2,010	1,256
Other long-term obligations	2,424	–	2,424	–	–
Total contractual obligations	107,906	26,307	28,214	8,996	44,389

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at September 30, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php9 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at September 30, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php10 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,152 million as at September 30, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php102 million as at September 30, 2006, ePLDT has lease obligations aggregating Php272 million as at September 30, 2006 in respect of certain office space rentals and PLDT Global has lease obligations aggregating Php8 million as at September 30, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 20 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL.

As at September 30, 2006, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,327 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities, as at September 30, 2006, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at September 30, 2006, 2,675,393 shares of Series V Convertible Preferred Stock, 4,003,361 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock had been converted to PLDT common shares. As at September 30, 2006, 46,047 shares of Series V and 1,291,743 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at September 30, 2006 was Php2,424 million which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying shares of common stock was Php3,037 million, based on the market price of PLDT common shares of Php2,270 per share as at September 30, 2006.

Commercial Commitments

As at September 30, 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,361 million. These commitments will expire within one year.

23. Provisions and Contingencies

As discussed below, we currently expect that going forward we will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our unaudited consolidated financial statements as at September 30, 2006.

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at September 30, 2006, PLDT had paid, since 1994, a total amount of Php2,219 million in SRF, of which Php1,956 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. No. 7925 which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business taxes from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to the said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case. The said amount constitutes only the basic franchise tax due for the said period, excluding surcharges and interest which PLDT is asking the City of Davao, through the local council, to waive. PLDT believes, based on the opinion of its legal counsel, that PLDT is not liable for surcharges and interest considering that the legal issue involved was a difficult one and PLDT’s non-payment of the said taxes was made in good faith. On August 2, 2005, the local Sanggunian passed a resolution denying PLDT’s request for abatement of surcharges and penalties and directing the city treasurer to update PLDT’s liability and immediately collect the same. Accordingly, on August 26, 2005, the city treasurer issued an assessment to PLDT in the amount of Php12 million. In order to maintain and preserve its good standing and relationship with the City of Davao, PLDT has paid the surcharges and penalties as at December 31, 2005.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php583 million for local franchise tax covering prior periods up to the end of 2005 as at September 30, 2006.

PLDT no longer had contested assessments from LGUs for franchise taxes as at September 30, 2006.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, paid for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart was declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Regional Trial Court of Makati. The City of Makati filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo filed an appeal directly with the Supreme Court which remains pending.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	VAT	85.8	68.7	154.5
	Overseas Communications Tax	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of compromise settlement for such basis is 40% of the basic assessed tax.

On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments. On February 24, 2006, the BIR accepted Piltel’s application for compromise settlement of income tax and VAT for the years 1998 and 1999 and income taxes and VAT for the year 2001, and accordingly, issued a Certificate of Availment on the said date.

Enhanced Voluntary Assessment Program, or EVAP, Availment

In 2005, the BIR launched a program called EVAP, which grants taxpayers, who availed of the program, the privilege of last priority in audit. The program covers all types of internal revenue taxes which can be availed of on a per tax type basis and required the payment of a certain percentage increase in the said tax compared with the base year or the established fixed minimum EVAP payment, whichever is higher.

PLDT availed of the program and paid a total of Php6 million for VAT and income tax for taxable year 2004 and VAT and withholding tax for taxable year 2002.

On the other hand, Maratel availed of the EVAP for income tax for the taxable year 2004, Subic Telecom availed of the program for its income tax, withholding tax and percentage tax for taxable year 2002, while Clark Telecom availed of the program for its income tax for both taxable years 2003 and 2004. The total payment of Maratel, Subic Telecom and Clark Telecom amounted to Php800,000. Smart’s EVAP availment, for which Php53 million was paid, covered the income tax for the taxable years 2003 and 2004, the VAT for the taxable year 2002, the overseas communications tax for the year 2002, and the withholding taxes for the taxable years 2002 to 2004. Meanwhile, Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004. On August 2, 2006, Smart received its EVAP Certificate of Qualification, or CQ, for the privilege of last priority in audit covering the abovementioned taxes for taxable year 2002. Both companies still await the issuance of the CQ from the BIR for taxable years 2003 and 2004.

With the exception of Subic Telecom whose EVAP CQ was issued on September 13, 2006, PLDT and these other subsidiaries are awaiting for the EVAP CQ to be issued by the BIR.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. The Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the purported date of the start of commercial operations, and to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. Under the Air Time Purchase Agreement, the air time payment obligations remain in effect until all indebtedness incurred by AIL has been fully repaid. See Note 20 – Related Party Transactions and
Note 22 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$2 million and US$1 million for the second quarters of 2005 and 2004, respectively.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. As at September 30, 2006, PLDT’s outstanding payables under the original Air Time Purchase Agreement were approximately Php3,924 million. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default. Furthermore, PLDT maintains its position that the Air Time Purchase Agreement has been rendered ineffective by various events, circumstances and technical problems encountered in the operation of the business of AIL. The substantial changes in the circumstances under which AIL must operate, changes which were not contemplated by the parties at the time the commitments were made, have rendered the commitments under the Air Time Purchase Agreement unrealistic and the performance of the same impossible.

As at September 30, 2006, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,327 million.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our unaudited consolidated financial statements as at September 30, 2006 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs.

24. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at fair value. Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except those classified as financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at September 30, 2006 and December 31, 2005. There are no material unrecognized financial assets and liabilities as at September 30, 2006 and December 31, 2005.

	Carrying Value		Fair Value
	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale	113	109	113	109
Derivative assets	711	2,648	711	2,648
Notes receivable	346	346	346	346
Total noncurrent financial assets	1,170	3,103	1,170	3,103
Current Financial Assets
Cash and cash equivalents	18,664	30,064	18,664	30,064
Short-term investments	2,716	2,746	2,716	2,746
Trade and other receivables	11,953	7,113	11,953	7,113
Derivative assets	44	37	44	37
Total current financial assets	33,377	39,960	33,377	39,960
Total Financial Assets	34,547	43,063	34,547	43,063

Noncurrent Financial Liabilities
Long-term debt - net of current portion*	64,253	84,860	70,937	92,811
Obligations under capital lease*	202	381	202	381
Preferred stock subject to mandatory redemption*	1,989	11,974	2,238	14,053
Derivative liabilities	5,739	5,777	5,739	5,777
Total noncurrent financial liabilities	72,183	102,992	79,116	113,022
Current Financial Liabilities
Accounts payable	16,277	15,482	16,277	15,482
Notes payable	188	–	188	–
Derivative liabilities	91	192	91	192
Current portion of long-term debt*	19,465	18,684	20,335	19,435
Obligations under capital lease*	859	717	859	717
Total current financial liabilities	36,880	35,075	37,750	35,826
Total Financial Liabilities	109,063	138,067	116,866	148,848

* Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable LIBOR and MART1 rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using a stock option valuation model.

Derivative instruments:

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Bifurcated equity call options: The fair values were computed using an option pricing model.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate the carrying amounts as of the balance sheet date.

Financial assets and liabilities carried at amortized cost

Unamortized debt discount, representing debt issuance cost and any difference between the fair value of consideration given or received on initial recognition, included in following financial liabilities amounted to Php7,258 million and Php13,347 million as at September 30, 2006 and December 31, 2005, respectively, see Note 17 – Interest-bearing Financial Liabilities.

Financial assets and liabilities carried at fair value

The following financial assets and liabilities were carried at fair value as at September 30, 2006 and December 31, 2005.

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Investments-available-for-sale	113	109
Derivative instruments	(5,075)	(3,284)
	(4,962)	(3,175)

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at September 30, 2006 and December 31, 2005:

		September 30, 2006 (Unaudited)		December 31, 2005 (Audited)
	Maturity	Notional	Mark-to-market Gain (Loss)	Notional	Mark-to-market Gain (Loss)
		(in millions)
	PLDT

	Cash flow hedges:
	Long-term currency swaps
	2017	US$300	(Php1,703)	US$300	Php417
	2012	250	(1,846)	250	(428)

Long-term foreign currency options	2009	175	(863)	175	301

	Transactions not designated as hedges:
	Long-term foreign currency options	175(1)	178	175(1)	(270)

	Short-term currency options	US$7	(6)	JPY151	(2)

	Interest rate swap	US$63	(572)	US$125	(1,569)

	Forward foreign exchange contracts	US$143(2)	(53)	220	(169)
		–	–	JPY1,282	7

	Bifurcated equity call options	1 share	(253)	8 shares	(1,597)
			(Php5,118)		(Php3,310)
	Smart

	Transactions not designated as hedges:
	Bifurcated embedded derivatives	US$1	43	US$9	26
	Net liabilities		(Php5,075)		(Php3,284)

(1) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as the hedged portion.

(2) Includes the forward leg of the short-term currency options.

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Presented as:
Noncurrent assets	711	2,648
Current assets	44	37
Noncurrent liabilities	(5,739)	(5,777)
Current liabilities	(91)	(192)
Net liabilities	(5,075)	(3,284)

Cumulative translation adjustments as at September 30, 2006 and December 31, 2005 consists of:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Cumulative translation adjustments at beginning of period	1,253	362
Movements of cumulative translation adjustments:
Deferred income tax effects on cash flow hedges	810	(427)
Currency translation differences	(69)	(62)
Net gain on available-for-sale financial assets	5	4
Net gain on cash flow hedges removed from cumulative translation adjustments and taken to profit or loss	2,039	2,390
Net loss on cash flow hedges	(4,711)	(1,014)
	(1,926)	891
Cumulative translation adjustments at end of period	(673)	1,253

Analysis of gain on derivative transactions for the nine months ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)
	(in million pesos)
Net mark-to-market loss at end of period	(5,075)	(2,271)
Net mark-to-market loss at beginning of period	(3,284)	(2,965)
Net change	(1,791)	694
Net loss charged to cumulative translation adjustments	4,711	152
Settlements, accretion and conversion	(3,071)	(409)
Net gain (loss) on derivative transactions	(151)	437

PLDT

Cash Flow Hedges

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at September 30, 2006 and December 31, 2005, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As at September 30, 2006 and December 31, 2005, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at September 30, 2006 and December 31, 2005, US$725 million of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 5.20% and 4.50% per annum as at September 30, 2006 and December 31, 2005, respectively. As cash flow hedges, any movements in the fair value of these instruments will be taken as a cumulative translation adjustment under equity in our consolidated balance sheets.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 6.1% and 5.68% per annum as at September 30, 2006 and December 31, 2005, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot rate at maturity, whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges).

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

With reference to the above-mentioned hedge on PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

Short-term Currency Options

PLDT entered into short-term U.S. dollar subsidized forward contracts to partially hedge PLDT’s fixed rate notes due June 2006. In order to reduce overall net hedging cost for the transactions, these forward contracts have been structured to include the sale of currency call option contracts that give the counterparty the right to purchase foreign currency at an agreed exchange rate. PLDT effectively has the obligation to buy U.S. dollars at a subsidized forward rate plus any excess above the agreed threshold rate should the Philippine peso to U.S. dollars spot exchange rate on the maturity date settle beyond that agreed threshold. PLDT’s subsidized forward contracts amounting to US$62 million matured on June 29, 2006. As at September 30, 2006, there are no outstanding subsidized forward contracts.

PLDT also entered into short-term U.S. dollar and Japanese yen currency option contracts to hedge our other short-term foreign currency obligations. As at September 30, 2006, the outstanding U.S. dollar currency option contracts amounted to US$7 million with an average exchange rate of US$51.45. PLDT’s Japanese yen currency option contracts amounting to JPY5,410 million matured on
September 21, 2006. As at September 30, 2006, there are no outstanding Japanese yen currency option contracts.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90/US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the JPY strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006, the interest rate and overlay swap agreements were partially terminated to effectively lower the outstanding interest rate swap notional amount to US$62.5 million. Since changes in fair values have already been recognized as profit and loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations. There are no outstanding JPY forward foreign exchange contracts as at September 30, 2006.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions as at December 31, 2004 covered service contracts denominated in U.S. dollars paid out to a Japanese company in April 2005. There are no outstanding bifurcated embedded derivative transactions as at September 30, 2006.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 17 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. On August 18, 2006, all 3,842,000 shares of Series VII shares were converted to PLDT common stock. As at September 30, 2006 and December 31, 2005, the net negative mark-to-market value of these embedded call options amounted to Php253 million and Php1,597 million, respectively.

Smart

Smart’s embedded derivatives were also bifurcated from prepaid forwards. As at September 30, 2006 and December 31, 2005, outstanding contracts included service contracts with various contractors and suppliers covering handset importations payable in U.S. dollars.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at September 30, 2006 and December 31, 2005, outstanding contracts included a service contract with foreign equipment suppliers and various suppliers covering handset importations payable in U.S. dollars.

Financial Risk Management Objectives and Policies

The main purpose of our financial instruments is to fund our operations. We also enter into derivative transactions, the purpose of which is to manage the currency risks and interest rate risks arising from our operations and our sources of financing. It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk and credit risk. Our Board reviews and approves policies for managing each of these risks. These risks are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at September 30, 2006 and December 31, 2005:

	September 30, 2006 (Unaudited)		December 31, 2005 (Audited)
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Noncurrent Financial Assets
Derivative assets	US$14	Php711	US$50	Php2,648
Notes receivable	7	346	6	346
Total noncurrent financial assets	21	1,057	56	2,994
Current Financial Assets
Cash and cash equivalents	186	9,330	248	13,160
Short-term investments	52	2,621	51	2,731
Trade and other receivables	226	11,382	139	7,371
Derivative assets	1	44	1	37
Total current financial assets	465	23,377	439	23,299
Total Financial Assets	US$486	Php24,434	US$495	Php26,293

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	US$1,300	Php65,347	US$1,809	Php95,953
Derivative liabilities	114	5,739	109	5,777
Total noncurrent financial liabilities	1,414	71,086	1,918	101,730
Current Financial Liabilities
Accounts payable	108	5,445	42	2,227
Accrued expenses and other current liabilities	70	3,500	68	3,587
Derivative liabilities	2	91	3	192
Current portion of interest-bearing financial liabilities	371	18,638	319	16,946
Total current financial liabilities	551	27,674	432	22,952
Total Financial Liabilities	US$1,965	Php98,760	US$2,350	Php124,682

(1) The exchange rate used was Php50.249 to US$1.00.

(2) The exchange rate used was Php53.062 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php50.249 to US$1.00 and Php53.062 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at September 30, 2006 and December 31, 2005, respectively.

As at November 6, 2006, the peso-dollar exchange rate was Php49.801 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at September 30, 2006 would have decreased by Php663 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at September 30, 2006, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase both the principal amount of our unhedged foreign currency-denominated debts (representing 50% of our consolidated debts, or 38% net of our U.S. dollar cash balances as at September 30, 2006), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized directly as income or expense for the period.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Nine Months Ended September 30, 2006 (Unaudited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	129	–	175	–	550	854	42,931	575	42,356	957	48,117
Interest rate	7.85% to 10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	62	48	38	25	280	453	22,775	5,601	17,174	370	18,604
Interest rate	1.75% to 8.9%	4.49% to 8.9%	4.49% to 6.66%	4.49% to 4.515%	2.25%	–	–	–	–	–	–
Philippine Peso (in millions)	16	–	–	16	–	32	1,580	2	1,578	37	1,852
Interest rate	12.83% to 24%	–	–	15%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	178	102	86	80	–	446	22,409	89	22,320	446	22,409
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	–	–	–	–	–	–	–
Philippine Peso (in millions)	6	–	–	–	–	6	290	–	290	6	290
Interest rate	3% over 90-day PHIBOR; 1% over 91-day T-bill rate	–	–	–	–	–	–	–	–	–	–
						1,791	89,985	6,267	83,718	1,816	91,272

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	11.375%	11.375%	11.375%	11.375%	11.375%	11	572	–	–	11	572
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	–	–	–	–	–	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR			–	–	–	–

Year Ended December 31, 2005 (Audited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	115	160	–	175	550	1,000	53,040	686	52,354	1,108	58,780
Interest rate	9.25%	7.85% to 10.625%	–	10.50%	8.35% and 11.375%	–	–		–	–	–
US$ Fixed Loans (in millions)	64	45	31	22	280	442	23,451	6,356	17,095	327	17,350
Interest rate	4.49% to 7.75%	4.49% to 7.58%	4. 49% to 7.58%	4.49% to 5.65%	2.25%	–	–		–	–	–
Japanese Yen (in millions)	23	24	12	–	–	59	3,139	–	3,139	59	3,158
Interest rate	2.125%	2.125%	2.125%	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	17	1	–	15	–	33	1,746	4	1,742	37	1,961
Interest rate	11% to 24%	11% to 24%	–	15.0%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	129	143	79	117	94	562	29,806	1,679	28,127	562	29,806
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	0.05% to 3.625% over LIBOR	.05% to 2.5% over LIBOR	1% over LIBOR	–	–		–	–	–
Japanese Yen (in millions)	5	5	3	–	–	13	709	1	708	13	709
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	–	2	7	9	482	103	379	9	482
Interest rate	–	–	–	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,118	112,373	8,829	103,544	2,115	112,246

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	30	1,569	–	–	30	1,569
Japanese Yen (JPY15,037 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR			–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Credit Risk

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our financial assets, which comprise cash and cash equivalents, trade and other receivables, notes receivable and certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

We have no significant concentrations of credit risk.

25. Reclassification of Accounts

Certain accounts in December 31, 2005 audited consolidated financial statements were reclassified to conform with the September 30, 2006 unaudited consolidated financial statements presentation.